Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2023 Earnings

Lima, Peru, May 10, 2023. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2023. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 1Q23 recurring earnings of S/ 308 mm impacted by CoR and investment results

•	Recurring revenues grew 21% YoY, banking NIM reached 5.5%
•	Diversified fee income growth of 11% YoY
•	Operating leverage improved, efficiency levels at 33% in IFS and 37% in banking
•	Solid capitalization levels after Basel III changes and dividend distribution at banking
•	Positive developments on digital and ESG indicators

Banking: 1Q23 profitability impacted by cost of risk

•	Double digit growth across all revenue lines
•	Continuous expansion of NIM to 5.5% with pressure on risk-adjusted margins
•	Rising funding costs, one of the best LDR among peers
•	CoR at 3.2% in the quarter impacted by sustained inflation, protests and rains

Insurance: 1Q23 earnings of S/ 31.3 million, ROE at 40.5% after IFRS17 adoption

•	Decrease in annuities due to market contraction and increased competition
•	Market leader in annuities with a 25.1% share in 1Q23
•	Quarterly ROIP at 6.6%
•	For periods prior to 2023, a reconstruction of results appropriate to the first adoption of IFRS17 has been performed for comparative purposes

Wealth Management: Positive quarter, but performance is still impacted by market conditions

•	Positive AUM evolution due to local mutual fund business
•	Investments still impacting other income

Payments: Continuous growth in payments

•	Solid YoY growth in key business drivers
•	Strong growth in number of merchants and transactional volumes
•	Share of e-commerce transactions at Izipay grew from 14% to 16% YoY
•	Continuous growth in Plin and Tunki transactions

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position (1)

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
Assets
Cash and due from banks and inter-bank funds	13,690.8	13,489.5	12,448.5	(7.7)%	(9.1)%
Financial investments	24,306.7	22,787.6	24,447.2	7.3%	0.6%
Loans, net of unearned interest	44,320.3	47,530.9	47,837.5	0.6%	7.9%
Impairment allowance for loans	(2,039.2)	(2,027.9)	(2,098.9)	3.5%	2.9%
Property, furniture and equipment, net	807.7	791.4	790.3	(0.1)%	(2.1)%
Other assets	4,299.2	4,907.1	4,591.6	(6.4)%	6.8%
Total assets	85,385.4	87,478.6	88,016.2	0.6%	3.1%
Liabilities and equity
Deposits and obligations	46,502.7	48,530.7	49,816.8	2.7%	7.1%
Due to banks and correspondents and inter-bank funds	7,516.2	7,130.7	8,284.4	16.2%	10.2%
Bonds, notes and other obligations	7,821.8	7,906.3	5,801.8	(26.6)%	(25.8)%
Insurance contract liabilities	11,753.4	11,251.8	11,534.8	2.5%	(1.9)%
Other liabilities	3,480.8	3,256.9	3,442.0	5.7%	(1.1)%
Total liabilities	77,074.8	78,076.4	78,879.7	1.0%	2.3%
Equity, net
Equity attributable to IFS' shareholders	8,263.4	9,348.5	9,084.6	(2.8)%	9.9%
Non-controlling interest	47.2	53.7	51.9	(3.4)%	10.0%
Total equity, net	8,310.6	9,402.3	9,136.5	(2.8)%	9.9%
Total liabilities and equity net	85,385.4	87,478.6	88,016.2	0.6%	3.1%

(1)	Figures as of 03.31.22 and 12.31.22 have been re-expressed for comparison purposes due to IFRS17 adoption.

Intercorp Financial Services’ net profit was S/ 266.9 million in 1Q23, representing a decrease of S/ 117.3 million QoQ, or 30.5%, and S/ 210.8 million YoY, or 44.1%.

It is worth mentioning that IFS’ results in 1Q23 were impacted by the booking of an impairment affecting interest on loans for S/ 70.0 million or S/ 41.5 million after taxes. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during the quarter, in line with SBS guidelines. Excluding such impairment, profits would have resulted in S/ 308.4 million in 1Q23.

IFS’s annualized ROAE was 11.5% in 1Q23, below the 16.7% registered in 4Q22 and the 22.4% reported in 1Q22. Excluding the above-mentioned impairment, ROE would have resulted in 13.3% in 1Q23.

Intercorp Financial Services’ P&L statement (1)

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	1,248.1	1,684.0	1,658.0	(1.5)%	32.8%
Interest and similar expenses	(303.2)	(535.4)	(579.9)	8.3%	91.3%
Net interest and similar income	945.0	1,148.5	1,078.2	(6.1)%	14.1%
Impairment loss on loans, net of recoveries	(149.6)	(278.0)	(367.6)	32.2%	n.m.
Recovery (loss) due to impairment of financial investments	2.0	(8.2)	(13.2)	61.1%	n.m.
Net interest and similar income after impairment loss	797.4	862.3	697.4	(19.1)%	(12.5)%
Fee income from financial services, net	204.2	323.2	316.5	(2.1)%	54.9%
Other income	103.9	136.9	143.1	4.5%	37.8%
Insurance results	(12.0)	(151.0)	(91.3)	(39.6)%	n.m.
Other expenses	(567.2)	(730.3)	(695.3)	(4.8)%	22.6%
Income before translation result and income tax	526.3	441.2	370.4	(16.0)%	(29.6)%
Translation result	46.5	48.8	0.9	(98.2)%	(98.1)%
Income tax	(95.2)	(105.8)	(104.4)	(1.3)%	9.7%
Profit for the period	477.7	384.2	266.9	(30.5)%	(44.1)%
Adjusted profit for the period(1)	477.7	384.2	308.4	(19.7)%	(35.4)%
Attributable to IFS' shareholders	475.4	381.6	265.1	(30.5)%	(44.2)%
EPS	4.12	3.30	2.30
ROE	22.4%	16.7%	11.5%
ROA	2.2%	1.7%	1.2%
Efficiency ratio	34.1%	33.1%	34.6%

(1)	Figures for 1Q22 and 4Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

Quarter-on-quarter performance

Profits decreased S/ 117.3 million QoQ, or 30.5%, mainly due to an increase in loan loss provisions in our Banking business. The negative performance was also explained by a reduction in net interest and similar income in most of our businesses, but particularly due to an impairment on interest on loans in 1Q23, as well as a lower translation result and a seasonal decrease in net fee income in our Banking and Payments businesses. These factors were partially offset by an improvement in insurance results, together with lower other expenses across all businesses.

Net interest and similar income decreased S/ 70.3 million, or 6.1% QoQ, mainly attributed to the booking of an impairment affecting interest on loans for S/ 70.0 million in our Banking business.

Impairment loss on loans, net of recoveries grew S/ 89.6 million QoQ, or 32.2%, explained by higher provision requirements in the commercial loan book, partially offset by lower provision requirements in the retail loan book, which do not consider the adjustments in loan loss provisions due to refined calculations of the expert criteria registered in 4Q22.

Net fee income from financial services decreased 2.1% QoQ, due to year-end seasonality in our Banking and Payments business, partially compensated by 5.9% growth in net fees in our Wealth Management business.

Other income grew S/ 6.2 million, or 4.5%, due to a positive performance in Insurance, which offset decreases in the rest of businesses.

Insurance results improved on a sequential basis, following the implementation of IFRS17 in our Insurance business.

Oher expenses decreased S/ 35.0 million QoQ, or 4.8%, explained by expense reductions across all businesses.

IFS’ effective tax rate increased, from 21.6% in 4Q22 to 28.1% in 1Q23, as the consequence of a lower translation result and a higher effective tax rate in our Banking business.

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Year-on-year performance

Profits decreased S/ 210.8 million YoY, or 44.1%, mainly due to increases of S/ 218.0 million in impairment loss on loans, net of recoveries, and S/ 128.1 million in other expenses, in addition to negative developments in insurance results and translation result. These effects were partially compensated by growth of S/ 133.2 million in net interest and similar income, S/ 112.3 million in net fee income from financial services, and S/ 39.2 million in other income.

Net interest and similar income increased S/ 133.2 million, or 14.1%, attributed to growth in our Banking, Insurance and Payments businesses, partially offset by a decrease in our Wealth Management business.

Impairment loss on loans, net of recoveries grew S/ 218.0 million, or more than two-fold, mainly due to higher provision requirements in the retail and commercial loan book. Higher requirements in the retail loan book were mostly related to credit cards and mortgages. The increase in the commercial loan book was due to higher provision requirements in the mid-sized segment.

Net fee income from financial services surged 54.9% YoY on a reported basis, but also grew 11.3% when considering proforma information of our Payments business, which was not yet consolidated in 1Q22.

Other income increased S/ 39.2 million, or 37.8%, explained by positive performances in our Banking, Insurance and Wealth Management businesses, partially offset by a decrease in our Payments business.

Insurance results deteriorated by S/ 79.3 million compared to 1Q22, following the implementation of IFRS17 in our Insurance business.

Reported other expenses grew S/ 128.1 million YoY, or 22.6%, due to expense increases in all our businesses. However, when normalizing for attributable expenses of our Payments business in 1Q22, when it was not yet consolidated, other expenses grew 10.5% YoY.

IFS’ effective tax rate increased, from 16.6% in 1Q22 to 28.1% in 1Q23, as the consequence of a lower translation result and a higher effective tax rate in our Banking business.

CONTRIBUTION BY BUSINESS

The following table shows the contribution of Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business (1)

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Banking	322.4	364.9	250.2	(31.4)%	(22.4)%
Insurance	113.2	13.5	31.3	n.m.	(72.4)%
Wealth Management	3.0	16.9	7.8	(53.8)%	n.m.
Payments	5.0	11.7	12.1	2.9%	n.m.
Corporate and eliminations	34.1	(22.9)	(34.5)	50.8%	n.m.
IFS profit for the period	477.7	384.2	266.9	(30.5)%	(44.1)%

(1)	Figures for 1Q22 and 4Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

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Interbank

SUMMARY

Interbank’s profits were S/ 250.2 million in 1Q23, a decrease of S/ 114.7 million QoQ, or 31.4%, and a reduction of S/ 72.2 million YoY, or 22.4%. The quarterly performance was mainly attributed to an increase of S/ 89.5 million in impairment loss on loans, net of recoveries, in addition to decreases of S/ 57.8 million in net interest and similar income, S/ 4.4 million in net fee income from financial services and S/ 3.4 million in other income. These factors were partially offset by a S/ 21.2 million reduction in other expenses, together with a positive performance in translation result.

It is important to note that the lower net interest and similar income was mainly explained by the booking of an impairment for S/ 70.0 million, or S/ 41.5 million after taxes in 1Q23. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during the quarter, in line with SBS guidelines. Excluding such impairment, net interest and similar income would have grown 1.3% QoQ.

The annual performance in net profit was mainly explained by growth of S/ 216.0 million in impairment loss on loans, net of recoveries, as well as S/ 32.1 million in other expenses. These factors were partially compensated by increases of S/ 111.1 million in net interest and similar income, S/ 23.8 million in net fee income from financial services and S/ 16.2 million in other income, together with a positive performance in translation result.

Interbank’s ROE was 13.6% in 1Q23, below the 20.2% and 19.1% registered in 4Q22 and 1Q22, respectively. However, Interbank’s profits and ROE excluding the impairment on interest on loans would have been S/ 291.7 million and 15.8%, respectively.

Banking Segment’s P&L Statement

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	1,010.0	1,396.4	1,384.6	(0.8)%	37.1%
Interest and similar expense	(261.9)	(479.5)	(525.5)	9.6%	n.m.
Net interest and similar income	748.0	916.9	859.1	(6.3)%	14.9%
Impairment loss on loans, net of recoveries	(151.7)	(278.2)	(367.7)	32.2%	n.m.
Recovery (loss) due to impairment of financial investments	(0.1)	(0.4)	0.2	n.m.	n.m.
Net interest and similar income after impairment loss	596.3	638.3	491.6	(23.0)%	(17.6)%
Fee income from financial services, net	183.2	211.4	207.0	(2.1)%	13.0%
Other income	111.1	130.7	127.3	(2.6)%	14.6%
Other expenses	(454.5)	(507.8)	(486.6)	(4.2)%	7.1%
Income before translation result and income tax	436.1	472.7	339.3	(28.2)%	(22.2)%
Translation result	(28.4)	(15.5)	(6.6)	(57.6)%	(76.8)%
Income tax	(85.2)	(92.2)	(82.5)	(10.6)%	(3.2)%
Profit for the period	322.4	364.9	250.2	(31.4)%	(22.4)%
ROE	19.1%	20.2%	13.6%
Efficiency ratio	41.7%	37.9%	39.1%
NIM	4.5%	5.4%	5.1%
NIM on loans	7.1%	8.2%	7.6%

INTEREST-EARNING ASSETS

Interbank’s profits were S/ 250.2 million in 1Q23, a decrease of S/ 114.7 million QoQ, or 31.4%, and a reduction of S/ 72.2 million YoY, or 22.4%. The quarterly performance was mainly attributed to an increase of S/ 89.5 million in impairment loss on loans, net of recoveries, in addition to decreases of S/ 57.8 million in net interest and similar income, S/ 4.4 million in net fee income from financial services and S/ 3.4 million in other income. These factors were partially offset by a S/ 21.2 million reduction in other expenses, together with a positive performance in translation result.

It is important to note that the lower net interest and similar income was mainly explained by the booking of an impairment for S/ 70.0 million, or S/ 41.5 million after taxes in 1Q23. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during the quarter, in line with SBS guidelines. Excluding such impairment, net interest and similar income would have grown 1.3% QoQ.

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The annual performance in net profit was mainly explained by growth of S/ 216.0 million in impairment loss on loans, net of recoveries, as well as S/ 32.1 million in other expenses. These factors were partially compensated by increases of S/ 111.1 million in net interest and similar income, S/ 23.8 million in net fee income from financial services and S/ 16.2 million in other income, together with a positive performance in translation result.

Interbank’s ROE was 13.6% in 1Q23, below the 20.2% and 19.1% registered in 4Q22 and 1Q22, respectively. However, Interbank’s profits and ROE excluding the impairment on interest on loans would have been S/ 291.7 million and 15.8%, respectively.

Interest-earning assets

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
Cash and due from banks and inter-bank funds	11,518.4	11,348.4	10,810.7	(4.7)%	(6.1)%
Financial investments	10,549.3	9,586.3	10,726.1	11.9%	1.7%
Loans	40,623.5	43,725.3	44,017.1	0.7%	8.4%
Total interest-earning assets	62,691.2	64,660.1	65,553.9	1.4%	4.6%

Loan portfolio

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
Performing loans
Retail	21,067.1	23,339.5	24,323.8	4.2%	15.5%
Commercial	19,645.0	20,252.3	19,613.3	(3.2)%	(0.2)%
Total performing loans	40,712.0	43,591.8	43,937.1	0.8%	7.9%
Restructured and refinanced loans	254.2	322.9	336.2	4.1%	32.2%
Past due loans	1,334.2	1,365.8	1,386.8	1.5%	3.9%
Total gross loans	42,300.4	45,280.5	45,660.1	0.8%	7.9%
Add (less)
Accrued and deferred interest	361.7	472.3	455.7	(3.5)%	26.0%
Impairment allowance for loans	(2,038.7)	(2,027.5)	(2,098.6)	3.5%	2.9%
Total direct loans, net	40,623.5	43,725.3	44,017.1	0.7%	8.4%

The evolution of performing loans continued to be affected by the disbursement and maturity of prepayment of commercial loans under the Reactiva Peru Program. As of March 31, 2023, these performing loans amounted S/ 1,452.1 million, compared to balances of S/ 2,020.3 million as of December 31, 2022 and S/ 3,877.5 million as of March 31, 2022.

Performing loans increased 0.8% QoQ, as retail loans sequentially grew 4.2%, while commercial loans decreased 3.2%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans would have increased 2.2% and commercial loans would have decreased 0.4%.

Retail loans grew 4.2% QoQ due to increases of 6.1% in consumer loans and 1.2% in mortgages. Growth in consumer loans resulted from higher balances of cash loans, vehicle loans, payroll deduction loans and credit cards.

The quarterly reduction in commercial loans was a result of lower trade finance loans in the corporate segment, as well as lower working capital loans in the mid-sized segment. These factors were partially offset by higher balances of working capital loans in the corporate segment.

Performing loans grew 7.9% YoY explained by a 15.5% increase in retail loans, partially offset by a slight 0.2% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 15.3% and 15.2% YoY, respectively.

The YoY growth in retail loans was due to increases of 19.7% in consumer loans and 9.0% in mortgages. The increase in consumer loans resulted from higher balances of cash loans, vehicle loans, credit cards and payroll deduction loans.

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The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans, particularly lower working capital loans in the mid-sized segment, partially compensated by higher balances across all lines of credit in the corporate segment.

In 1Q23, 4Q22 and 1Q22, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,265.6 million, S/ 1,476.4 million and S/ 1,932.4 million, respectively, representing 67.9% of total balances of Reactiva Peru loans in 1Q23, 64.6% in 4Q22 and 46.1% in 1Q22.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of March 31, 2023, Interbank activated the guarantee coverage for an amount of S/ 834.7 million.

Breakdown of retail loans

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
Consumer loans:
Credit cards & other loans	8,145.5	9,689.5	10,358.0	6.9%	27.2%
Payroll deduction loans(1)	4,545.3	4,629.1	4,836.2	4.5%	6.4%
Total consumer loans	12,690.8	14,318.7	15,194.1	6.1%	19.7%
Mortgages	8,376.3	9,020.8	9,129.7	1.2%	9.0%
Total retail loans	21,067.1	23,339.5	24,323.8	4.2%	15.5%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
Deposits and obligations	42,885.9	44,597.9	46,247.0	3.7%	7.8%
Due to banks and correspondents and inter-bank funds	7,237.7	6,756.6	7,848.6	16.2%	8.4%
Bonds, notes and other obligations	6,472.1	6,571.5	4,476.4	(31.9)%	(30.8)%
Total	56,595.7	57,926.0	58,571.9	1.1%	3.5%
% of funding
Deposits and obligations	75.8%	77.0%	79.0%
Due to banks and correspondents and inter-bank funds	12.8%	11.7%	13.4%
Bonds, notes and other obligations	11.4%	11.3%	7.6%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of March 31, 2023, the balance of such special funding was S/ 1,356.7 million, compared to S/ 1,909.4 million as of December 31, 2022 and S/ 3,688.1 million as of March 31, 2022.

The bank’s total funding base increased 1.1% QoQ, compared to the 1.4% growth of interest-earning assets. This was explained by increases of 16.2% in due to banks and correspondents and inter-bank funds, and 3.7% in deposits and obligations. These factors were partially offset by a 31.9% reduction in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 2.1% QoQ, while due to banks and correspondents and inter-bank funds would have grown 33.9%.

The quarterly increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding provided by the Central Bank, through repos, and COFIDE, as well as higher funding provided by correspondent banks abroad.

The QoQ growth in deposits and obligations was mainly due to an increase of 49.0% in institutional deposits, partially offset by a reduction of 7.7% in commercial deposits.

The quarterly decline in bonds, notes and other obligations was mainly attributable to the maturity and cancellation of senior unsecured bonds in the international market for US$ 485.0 million and subordinated bonds in the local market for S/ 150.0 million, both in January 2023.

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The bank’s total funding base increased 3.5% YoY, compared to the 4.6% growth of interest-earning assets. This was explained by increases of 8.4% in due to banks and correspondents and inter-bank funds, and 7.8% in deposits and obligations. These factors were partially compensated by a 30.8% decrease in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 8.1% and 82.9% YoY, respectively.

The YoY growth in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding provided by correspondent banks abroad and COFIDE, as well as higher inter-bank funds. These effects were partially offset by lower long-term funding provided by the Central Bank and short-term funding from correspondent banks abroad.

The annual increase in deposits and obligations was mainly attributable to growth of 71.5% in institutional deposits and 6.1% in retail deposits, partially offset by a 11.1% reduction in commercial deposits.

The annual decrease in bonds, notes and other obligations was due to the maturity and cancellation of senior unsecured bonds in the international market for US$ 485.0 million in January 2023, as well as subordinated bonds in the local market for S/ 137.9 million in June 2022 and S/ 150.0 million in January 2023.

As of March 31, 2023, the proportion of deposits and obligations to total funding was 79.0%, higher than the 75.8% reported as of March 31, 2022. Likewise, the proportion of institutional deposits to total deposits grew from 11.4% as of March 31, 2022 to 18.2% as of March 31, 2023.

Breakdown of deposits

S/ million	03.31.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22	%chg 03.31.23/ 03.31.22
By customer service:
Retail	22,190.3	23,670.0	23,548.3	(0.5)%	6.1%
Commercial	15,447.6	14,864.8	13,722.3	(7.7)%	(11.2)%
Institutional	4,907.7	5,650.5	8,418.2	49.0%	71.5%
Other	340.4	412.6	558.2	35.3%	64.0%
Total	42,885.9	44,597.9	46,247.0	3.7%	7.8%
By type:
Demand	12,417.2	12,020.7	11,217.1	(6.7)%	(9.7)%
Savings	21,592.0	20,911.8	19,451.5	(7.0)%	(9.9)%
Time	8,862.0	11,659.1	15,563.3	33.5%	75.6%
Other	14.7	6.2	15.1	n.m.	3.0%
Total	42,885.9	44,597.9	46,247.0	3.7%	7.8%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q22	4Q22	1Q23	%chg QoQ		%chg YoY
Interest and similar income	1,010.0	1,396.4	1,384.6	(0.8)%		37.1%
Interest and similar expense	(261.9)	(479.5)	(525.5)	9.6%		n.m.
Net interest and similar income	748.0	916.9	859.1	(6.3)%		14.9%
NIM	4.5%	5.4%	5.1%	-30	bps	60	bps

Interest and similar income

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S/ million	1Q22	4Q22	1Q23	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	34.4	64.6	82.8	28.2%		n.m.
Financial investments	87.4	134.8	122.1	(9.5)%		39.7%
Loans	888.2	1,197.0	1,179.7	(1.4)%		32.8%
Total Interest and similar income	1,010.0	1,396.4	1,384.6	(0.8)%		37.1%
Average interest-earning assets	66,291.2	67,534.0	67,170.1	(0.5)%		1.3%
Average yield on assets (annualized)	6.1%	8.3%	8.2%	-10	bps	210	bps

Interest and similar expense

S/ million	1Q22	4Q22	1Q23	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(134.3)	(313.1)	(377.6)	20.6%		n.m.
Due to banks and correspondents and inter-bank funds	(38.8)	(78.6)	(83.8)	6.7%		n.m.
Bonds, notes and other obligations	(88.8)	(87.8)	(64.0)	(27.1)%		(27.9)%
Total Interest and similar expense	(261.9)	(479.5)	(525.5)	9.6%		n.m.
Average interest-bearing liabilities	58,306.9	59,068.2	58,249.0	(1.4)%		(0.1)%
Average cost of funding (annualized)	1.8%	3.2%	3.6%	40	bps	180	bps

QoQ Performance

Net interest and similar income decreased 6.3% QoQ due to a 0.8% reduction in interest and similar income, in addition to 9.6% growth in interest and similar expense.

The lower interest and similar income was mainly explained by the booking of an impairment for S/ 70.0 million in 1Q23, resulting in a 1.4% reduction in interest on loans. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during the quarter, in line with SBS guidelines. Excluding such impairment, interest on loans would have increased 4.4%, while interest and similar income and net interest and similar income would have grown 4.2% and 1.3%, respectively.

Interest on loans decreased S/ 17.3 million QoQ, or 1.4%, as the result of a 20 basis point reduction in the average yield due to the impairment, despite a 1.0% growth in the average loan portfolio. Excluding the impairment on interest on loans, the average yield would have increased 40 basis points.

The higher average volume of loans was attributed to 4.3% growth in retail loans, partially offset by 2.5% lower commercial loans. In the retail portfolio, average volumes increased 6.0% in consumer loans and 1.4% in mortgages. In the commercial portfolio, average volumes decreased 7.6% in trade finance loans and 2.2% in working capital loans, partially compensated by 2.0% higher leasing operations.

Interest on financial investments decreased S/ 12.7 million QoQ, or 9.5%, due to reductions of 6.0% in the average volume and 20 basis points in the average yield, from 5.0% in 4Q22 to 4.8% in 1Q23.

Contrary to the performance of interest on loans and investments, interest on due from banks and inter-bank funds grew S/ 18.2 million QoQ, or 28.2%, explained by a 70 basis point increase in the nominal average rate, in line with higher reference rates locally, despite a 1.5% reduction in the average volume.

The nominal average yield on interest-earning assets decreased 10 basis points QoQ, from 8.3% in 4Q22 to 8.2% in 1Q23. However, excluding the impairment on interest on loans, the average return on interest-earning assets would have increased 40 basis points, to 8.7%.

The higher interest and similar expense was due to increases of 20.6% in interest on deposits and obligations, and 6.7% in interest on due to banks and correspondents, partially compensated by a 27.1% reduction in interest on bonds, notes and other obligations.

The quarterly growth in interest on deposits and obligations was due to a 50 basis point increase in the average cost, from 2.8% in 4Q22 to 3.3% in 1Q23, in addition to a 0.8% increase in the average volume. The increase in the average cost was due to higher rates paid to

9

commercial deposits, institutional deposits and retail time deposits, following the additional rate hikes globally. By currency, average balances of soles-denominated deposits grew 1.5% while average dollar-denominated deposits decreased 0.3%.

Interest on due to banks and correspondents increased S/ 5.2 million QoQ, or 6.7%, explained by a 30 basis point increase in the average cost, partially offset by a 0.5% reduction in the average volume. The higher average cost was explained by higher rates paid to funds from the Central Bank. The decrease in the average volume was mostly attributed to lower funding from the Central Bank, partially offset by higher funds provided by correspondent banks abroad.

The reduction in interest on bonds, notes and other obligations was mostly attributed to a 17.3% lower average volume, as a result of the maturity of US$ 485.0 million senior bonds in the international market and S/ 150.0 million subordinated bonds in the local market, both in January 2023.

The average cost of funding increased 40 basis points, from 3.2% in 4Q22 to 3.6% in 1Q23, as consequence of the higher cost of deposits, and due to banks and correspondents.

As a result of the above, net interest margin was 5.1% in 1Q23, 30 basis points lower than the 5.4% reported in 4Q22. However, excluding the impairment on interest on loans, net interest margin would have increased 10 basis points, to 5.5%.

YoY Performance

Net interest and similar income grew 14.9% YoY due to a 37.1% increase in interest and similar income, partially offset by growth of more than two-fold in interest and similar expense.

The higher interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, 39.7% in interest on financial investments and 32.8% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 48.4 million YoY, or more than two-fold, explained by growth of 190 basis points in the average yield, despite a 14.6% reduction in the average volume, mostly due to lower deposits at the Central Bank.

Interest on financial investments increased S/ 34.7 million YoY, or 39.7%, due to growth of 140 basis point in the average yield, despite a 1.5% reduction in the average volume. The increase in the nominal average rate, from 3.4% in 1Q22 to 4.8% in 1Q23, was the result of higher returns on CDBCR, corporate bonds and global bonds. The slight decrease in the average volume was the result of lower volumes of corporate bonds, global bonds and sovereign bonds, partially offset by higher balances of CDBCR.

Interest on loans grew S/ 291.5 million YoY, or 32.8%, explained by increases of 200 basis points in the average yield and 6.8% in the average volume.

The increase in the average rate on loans, from 8.3% in 1Q22 to 10.3% in 1Q23, was mainly due to higher yields on commercial, consumer and mortgage loans. Moreover, excluding the impairment on interest on loans in 1Q23, the average yield would have increased 260 basis points, to 10.9%.

The higher average volume of loans was attributed to growth of 15.8% in retail loans, partially offset by a 2.1% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 20.5% in consumer loans and 8.6% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in working capital loans, partially offset by higher trade finance loans and leasing operations.

The nominal average yield on interest-earning assets increased 210 basis points, from 6.1% in 1Q22 to 8.2% in 1Q23, in line with the higher returns on all components of interest-earning assets. Excluding the impairment on interest on loans in 1Q23, the average return on interest-earning assets would have increased 260 basis points, to 8.7%.

The higher interest and similar expense was due to increases of more than two-fold in interest on deposits and obligations, and in interest on due to banks and correspondents, while interest on bonds, notes and other obligations decreased 27.9%.

Interest on deposits and obligations increased S/ 243.3 million YoY, or more than two-fold, explained by a 210 basis point growth in the average cost, from 1.2% in 1Q22 to 3.3% in 1Q23, in addition to a 3.4% increase in the average volume. By currency, average balances of soles-denominated deposits increased 6.1% while average dollar-denominated deposits decreased 1.2%.

Interest on due to banks and correspondents grew S/ 45.0 million YoY, or more than two-fold, as the result of a 260 basis point increase in the average cost, from 2.0% in 1Q22 to 4.6% in 1Q23, partially compensated by a 4.9% decrease in the average volume. The increase

10

in the average cost was due to higher rates paid to funds from correspondent banks abroad, as well as inter-bank funds and the Central Bank, being this last component the one that explained the lower average volume.

The lower interest on bonds, notes and other obligations was mainly explained by a 17.6% decrease in the average volume, attributable to the maturity of S/ 137.9 million subordinated bonds in the local market in June 2022, and more recently US$ 485.0 million senior bonds in the international market and S/ 150.0 million subordinated bonds in the local market, both in January 2023.

The average cost of funding increased 180 basis points, from 1.8% in 1Q22 to 3.6% in 1Q23, as consequence of the higher implicit cost of due to banks and correspondents, and deposits.

As a result of the above, net interest margin was 5.1% in 1Q23, 60 basis points higher than the 4.5% reported in 1Q22. Furthermore, excluding the impairment on interest on loans in 1Q23, net interest margin would have increased 100 basis points, to 5.5%.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 32.2% QoQ and more than two-fold YoY.

The quarterly increase was explained by higher provision requirements in the commercial loan book, partially offset by lower provision requirements in the retail loan book. These performances do not consider the adjustments in loan loss provisions due to refined calculations of the expert criteria registered in 4Q22. In the commercial portfolio, the increase in provisions was mainly driven by higher requirements across most segments, except in the mid-sized segment. Conversely, the decrease in provisions in the retail portfolio was explained by lower requirements in credit cards, partially compensated by higher requirements in mortgages.

The annual increase in provisions was mainly explained by higher requirements in the retail and commercial loan book. Higher requirements in the retail loan book were mostly related to credit cards and mortgages. The increase in the commercial loan book was due to higher requirements in the mid-sized segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 3.2% in 1Q23, higher than the 2.5% and 1.4% reported in 4Q22 and 1Q22, respectively.

Impairment loss on loans, net of recoveries

S/ million	1Q22	4Q22	1Q23	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(151.7)	(278.2)	(367.7)	32.2%		n.m.
Impairment loss on loans/average gross loans	1.4%	2.5%	3.2%	70	bps	180	bps
S3 NPL ratio (at end of period)	2.9%	2.6%	2.6%	0	bps	-30	bps
S3 NPL coverage ratio (at end of period)	168.7%	173.5%	177.9%	440	bps	920	bps
Impairment allowance for loans	2,038.7	2,027.5	2,098.6	3.5%		2.9%

The Stage 3 NPL ratio remained stable QoQ but decreased 30 basis points YoY, to 2.6% in 1Q23. The quarterly performance was due to a stable performance in the commercial and retail NPL ratio. The lower Stage 3 NPL ratio YoY was explained by a 60 basis point decrease in commercial loans’ NPL as well as a stable retail loans’.

Furthermore, the S3 NPL coverage ratio was 177.9% as of March 31, 2023, higher than the 173.5% registered as of December 31, 2022 and the 168.7% reported as of March 31, 2022.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 4.4 million QoQ, or 2.1%, mainly explained by lower income related to commissions from banking services, commissions from credit card services, and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These factors were partially offset by lower expenses related to insurance and other charges.

Net fee income from financial services grew S/ 23.8 million YoY, or 13.0%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, as well as fees from collection services and indirect loans.

11

Fee income from financial services, net

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Income
Commissions from credit card services	95.5	121.0	116.5	(3.7)%	22.0%
Commissions from banking services	79.8	84.9	76.2	(10.2)%	(4.5)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	60.1	73.1	69.3	(5.2)%	15.3%
Fees from indirect loans	15.7	17.7	17.4	(1.9)%	10.8%
Collection services	13.8	16.1	16.8	4.4%	21.8%
Other	10.6	9.4	11.9	25.7%	11.4%
Total income	275.5	322.2	308.0	(4.4)%	11.8%
Expenses
Insurance	(25.5)	(21.8)	(16.5)	(24.3)%	(35.3)%
Fees paid to foreign banks	(5.7)	(5.9)	(6.2)	4.4%	8.2%
Other	(61.1)	(83.0)	(78.3)	(5.6)%	28.2%
Total expenses	(92.4)	(110.7)	(101.0)	(8.7)%	9.4%
Fee income from financial services, net	183.2	211.4	207.0	(2.1)%	13.0%

OTHER INCOME

Other income decreased S/ 3.4 million QoQ, mainly explained by lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss. These results were partially offset by a positive performance in net gain on sale of financial investments.

Other income increased S/ 16.2 million YoY, mostly due to a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	1Q22	4Q22	1Q23		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	77.9	108.7	90.1	(1)	(17.1)%	15.6%
Net gain on sale of financial investments	(1.6)	(9.8)	0.1		n.m.	n.m.
Other	34.8	31.7	37.1		16.9%	6.7%
Total other income	111.1	130.7	127.3		(2.6)%	14.6%

(1)	Includes S/ 7.4 million of net gain on foreign exchange transactions and S/ 82.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses decreased S/ 21.2 million QoQ, or 4.2%, but increased S/ 32.1 million YoY, or 7.1%.

The quarterly decrease in other expenses was explained by lower administrative expenses, depreciation and amortization, among other charges, partially offset by higher salaries and employee benefits.

The annual increase was the result of higher administrative expenses, in addition to salaries and employee benefits, and higher depreciation and amortization charges.

The efficiency ratio was 39.1% in 1Q23, an improvement compared to the 37.9% reported in 4Q22, and the 41.7% registered in 1Q22. It is important to mention that, excluding the impairment on interest on loans of S/ 70.0 million, the efficiency ratio would have been 36.9% in 1Q23.

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Other expenses

S/ million	1Q22	4Q22	1Q23	%chg QoQ		%chg YoY
Salaries and employee benefits	(162.8)	(155.6)	(170.2)	9.4%		4.6%
Administrative expenses	(210.5)	(253.9)	(230.3)	(9.3)%		9.4%
Depreciation and amortization	(61.1)	(67.6)	(66.2)	(2.1)%		8.4%
Other	(20.1)	(30.6)	(19.9)	(35.1)%		(1.2)%
Total other expenses	(454.5)	(507.8)	(486.6)	(4.2)%		7.1%
Efficiency ratio	41.7%	37.9%	39.1%	120	bps	-260	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.2% as of March 31, 2023, slightly above the 15.1% reported as of December 31, 2022, but below the 15.5% registered as of March 31, 2022.

In 1Q23, risk-weighted assets (APR) decreased 5.9% QoQ due to lower capital requirements for credit risk and market risk, partially offset by higher capital requirements for operational risk. The lower RWA for credit risk were attributed to a decrease of RWA for financial investments and other assets, partially offset by higher RWA for loans.

Total regulatory capital decreased 5.3% QoQ, mainly attributed to the distribution of dividends, in addition to the impact of unrealized losses on investments available for sale compared to 4Q22, and the deduction of intangible assets, as a result of the implementation of the new SBS regulation on solvency.

The annual reduction in the total capital ratio was due to a 4.9% increase in RWA, partially offset by 2.8% growth in regulatory capital. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk, market risk and operational risk. RWA for credit risk grew due to higher RWA for loans, partially offset by lower RWA for financial investments and other assets. The lower capital requirement for other assets was a result of the exclusion of RWA for intangibles from the calculation of RWA, given its deduction from regulatory capital, by disposition of the new SBS regulation.

Regulatory capital increased YoY mainly as a result of the addition of S/ 585.8 million in capital and reserves during the last quarter. This was partially compensated by a lower capital treatment of local subordinated debt for S/ 38.5 million, as well as the deduction of intangible assets, due to the implementation of the new SBS regulation on solvency.

Also, it is worth mentioning that, in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from January 2023 to March 2023, the minimum regulatory capital ratio requirement would remain at 8.5%. After that, the minimum regulatory capital ratio requirement would gradually climb to 10.0% by March 2024.

As of March 31, 2023, Interbank’s capital ratio of 15.2% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.5%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.5%, while the new regulatory buffers and additional risk capital requirement for Interbank was 1.0% as of March 31, 2023. Furthermore, Core Equity Tier 1 (CET1) was 11.1% as of March 31, 2023, above the 12.0% reported as of December 31, 2022, and the 10.9% registered as of March 31, 2022. It is important to mention that under the new SBS regulation, CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	03.21.22	12.31.22	03.31.23	%chg 03.31.23/ 12.31.22		%chg 03.31.23/ 03.21.22
Tier I capital	6,302.4	7,016.4	6,766.3	(3.6)%		7.4%
Tier II capital	2,675.5	2,738.4	2,467.3	(9.9)%		(7.8)%
Total regulatory capital	8,977.9	9,754.8	9,233.6	(5.3)%		2.8%
Risk-weighted assets (RWA)	58,039.6	64,690.1	60,890.9	(5.9)%		4.9%
Total capital ratio	15.5%	15.1%	15.2%	10	bps	-30	bps
Tier I capital / RWA	10.9%	10.8%	11.1%	30	bps	20	bps
CET1	12.5%	11.6%	12.0%	40	bps	-50	bps

(1)	Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

13

Interseguro

SUMMARY

Interseguro adopted IFRS17 requirements starting January 1st, 2023. As permitted by this regulation, for periods prior to 2023, we hereby present a reconstruction of results appropriate to the first adoption of IFRS17 for comparative purposes.

Interseguro’s profits reached S/ 31.3 million in 1Q23, which represented an increase of S/ 17.8 million QoQ, but a decrease of S/ 81.9 million YoY.

The quarterly growth was mainly due to a S/ 59.7 million improvement in Insurance Results, in addition to S/ 14.8 million higher other income and S/ 5.8 million lower other expenses. These effects were partially compensated by a reduction in translation result of S/ 40.0 million.

The annual performance in net profit was mainly explained by reductions of S/ 79.3 million in Insurance Results and S/ 46.2 million in translation result, as well as a negative development in results due to impairment of financial investments for S/ 18.2 million. However, these factors were partially offset by increases of S/ 46.7 million in other income, as well as S/ 25.6 million in net interest and similar income.

As a result, Interseguro’s ROE was 40.5% in 1Q23, higher than the 15.1% reported in 4Q22, but lower than that registered 1Q22.

Insurance Segment’s P&L Statement (1)

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	202.6	245.1	228.1	(6.9)%	12.6%
Interest and similar expenses	(30.4)	(37.0)	(30.4)	(17.9)%	(0.2)%
Net Interest and similar income	172.2	208.1	197.8	(5.0)%	14.8%
Recovery (loss) due to impairment of financial investments	5.1	(4.3)	(13.1)	n.m.	n.m.
Net Interest and similar income after impairment loss	177.3	203.8	184.7	(9.4)%	4.2%
Fee income from financial services, net	(2.1)	(1.6)	(5.1)	n.m.	n.m.
Other income	(16.7)	15.2	30.0	97.9%	n.m.
Insurance results	(12.0)	(151.0)	(91.3)	(39.6)%	n.m.
Other expenses	(85.3)	(98.6)	(92.8)	(5.9)%	8.8%
Income before translation result and income tax	61.3	(32.2)	25.5	n.m.	(58.3)%
Translation result	51.9	45.7	5.7	(87.4)%	(88.9)%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	113.2	13.5	31.3	n.m.	(72.4)%
ROE	n.m.	15.1%	40.5%
Efficiency ratio	11.5%	2.2%	9.0%

(1)	Figures for 1Q22 and 4Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

14

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	202.6	245.1	228.7	(6.7)%	12.9%
Interest and similar expenses	(16.5)	(22.7)	(16.4)	(27.7)%	(0.5)%
Net interest and similar income	186.1	222.4	212.2	(4.6)%	14.0%
Recovery (loss) due to impairment of financial investments	5.1	(4.3)	(13.1)	n.m.	n.m.
Net Interest and similar income after impairment loss	191.2	218.1	199.2	(8.7)%	4.2%
Net gain (loss) on sale of financial investments	(5.9)	2.7	4.3	58.6%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	2.5	7.3	8.2	13.1%	n.m.
Rental income	16.4	15.1	15.2	0.6%	(7.2)%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	(30.8)	(9.6)	(11.4)	18.5%	(63.0)%
Other	(4.5)	(4.1)	(4.7)	15.2%	4.1%
Other income	(22.4)	11.4	11.7	2.2%	n.m.
Results from investments	168.8	229.5	210.9	(8.1)%	24.9%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 212.2 million in 1Q23, a decrease of S/ 10.2 million, or 4.6% QoQ, but an increase of S/ 26.1 million, or 14.0% YoY.

The quarterly performance was mainly explained by a reduction of S/ 16.4 million in interest and similar income. This was mainly attributed to a base effect from an extraordinary dividend received in the last quarter, yet partially offset by a S/ 6.3 million decrease in interest and similar expenses.

The yearly performance was mostly due to higher interest and similar income, mainly attributed to a greater fixed income portfolio, in addition to higher interest and inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ -13.1 million in 1Q23, compared to a loss of S/ -4.3 million in 4Q22 and a recovery of S/ 5.1 million in 1Q22.

Loss due to impairment of financial investments was relevant in 1Q23 due to the prevailing political uncertainty in Peru.

OTHER INCOME

Other income related to investments was S/ 11.7 million in 1Q23, an increase of S/ 0.3 million QoQ and S/ 34.1 million YoY.

The quarterly increase was explained by S/ 1.6 million higher net gain (loss) on sale of financial investments, and S/ 0.9 million growth in net gain on financial assets at fair value through profit or loss. These effects were partially compensated by a S/ 1.8 million higher valuation loss from investment property.

The annual growth in other income was mainly due to improvements of S/ 19.4 million in valuation gain (loss) from investment property and S/ 10.2 million in net gain (loss) on sale of financial investments.

15

INSURANCE RESULTS

Insurance Results

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY

Insurance Income	306.1	246.4	275.5	11.8%	(10.0)%
Insurance Expenses	(318.0)	(397.4)	(366.8)	(7.7)%	15.3%
Insurance Results	(12.0)	(151.0)	(91.3)	(39.6)%	n.m.

INSURANCE INCOME

Insurance income was S/ 275.5 million in 1Q23, an increase of S/ 29.1 million, or 11.8% QoQ, but a decrease of S/ 30.6 million, or 10.0% YoY.

The quarterly performance was mainly explained by growth of S/ 21.9 million in Retail insurance and S/ 7.7 million in Annuities.

The yearly decrease was mainly explained by a reduction in Retail insurance of S/ 34.7 million, partially offset by an increase in Individual life of S/ 5.1 million.

INSURANCE EXPENSES

Insurance expenses were S/ 366.8 million in 1Q23, a decrease of S/ 30.6 million, or 7.7% QoQ, but an increase of S/ 48.8 million, or 15.3% YoY.

The quarterly performance was mainly explained by positive developments of S/ 25.3 million in Individual life and S/ 18.2 million in Annuities, partially compensated by higher expenses of S/ 12.9 million in Retail insurance.

The yearly increase was explained by higher expenses of S/ 18.6 million in Annuities, as well as negative developments of S/ 15.3 million in Individual life, and S/ 14.8 million in Retail insurance.

OTHER EXPENSES

Other Expenses

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(27.2)	6.4	(23.3)	n.m.	(14.4)%
Administrative expenses	(19.3)	(11.1)	(17.0)	52.7%	(11.8)%
Depreciation and amortization	(6.1)	(5.5)	(4.7)	(14.9)%	(23.8)%
Expenses related to rental income	(0.6)	(0.2)	(1.4)	n.m.	n.m.
Other	(32.1)	(88.2)	(46.5)	(47.3)%	45.0%
Other expenses	(85.3)	(98.6)	(92.8)	(5.9)%	8.8%

Other expenses decreased S/ 5.8 million QoQ, or 5.9%, but increased S/ 7.5 million YoY, or 8.8%.

16

Inteligo

SUMMARY

Inteligo’s net profit was S/ 7.8 million in 1Q23, a decrease of S/ 9.1 million QoQ, but an increase of S/ 4.8 million YoY.

The quarterly performance was mainly attributable to a negative development in other income due to sequentially higher mark-to-market losses on proprietary portfolio investments. This was partially offset by a 5.9% increase in net fee income from financial services and a 1.2% decrease in other expenses, in addition to a lower loss due to impairment of financial investments.

On an annual comparison, however, mark-to-market losses on proprietary portfolio investments decreased in 1Q23 compared to 1Q22. This effect was partially compensated by decreases of 18.3% in net interest and similar income and 3.0% in net fee income from financial services, as well as by a 6.0% increase in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were partially offset by a lower mark-to-market valuation of assets under management and a lower exchange rate. Consequently, Inteligo’s AUM increased 2.2% QoQ, and 2.3% YoY as of March 31, 2023.

Inteligo’s ROE was 3.5% in 1Q23, lower than the 7.6% reported in 4Q22 but higher than the 1.0% registered in 1Q22.

Wealth Management Segment’s P&L Statement

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	35.3	41.9	43.8	4.6%	24.2%
Interest and similar expenses	(9.3)	(18.0)	(22.6)	25.3%	n.m.
Net interest and similar income	26.0	23.9	21.2	(11.0)%	(18.3)%
Impairment loss on loans, net of recoveries	2.1	0.2	0.1	(52.6)%	(96.6)%
Recovery (loss) due to impairment of financial investments	(3.0)	(3.5)	(0.3)	(91.9)%	(90.7)%
Net interest and similar income after impairment loss	25.1	20.6	21.0	2.3%	(16.2)%
Fee income from financial services, net	40.8	37.4	39.6	5.9%	(3.0)%
Other income	(24.3)	(5.1)	(14.2)	n.m.	(41.4)%
Other expenses	(35.9)	(38.5)	(38.0)	(1.2)%	6.0%
Income before translation result and income tax	5.7	14.3	8.3	(41.7)%	46.0%
Translation result	(3.1)	3.0	0.4	(85.9)%	n.m.
Income tax	0.4	(0.4)	(0.9)	n.m.	n.m.
Profit for the period	3.0	16.9	7.8	(53.8)%	n.m.
ROAE	1.0%	7.6%	3.5%
Efficiency ratio	83.9%	67.8%	80.7%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,795.0 million in 1Q23, a S/ 477.7 million or 2.2% growth QoQ, but a S/ 488.1 million or 2.3% increase YoY, mostly explained by inflows in mutual funds.

Client deposits were S/ 3,696.2 million in 1Q23, a S/ 402.6 million or 9.8% reduction QoQ and a S/ 138.6 million or 3.6% decrease YoY. This was mainly due to the conversion of cash positions from clients to investments in securities during 1Q23.

17

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.0	8.1	10.9	34.7%	n.m.
Financial Investments	18.4	8.9	9.4	5.2%	(49.0)%
Loans	14.9	24.9	23.6	(5.3)%	58.6%
Total interest and similar income	35.3	41.9	43.8	4.6%	24.2%
Interest and similar expenses
Deposits and obligations	(8.4)	(16.8)	(21.4)	27.3%	n.m.
Due to banks and correspondents	(0.9)	(1.2)	(1.2)	(1.9)%	34.6%
Total interest and similar expenses	(9.3)	(18.0)	(22.6)	25.3%	n.m.
Net interest and similar income	26.0	23.9	21.2	(11.0)%	(18.3)%

Inteligo’s net interest and similar income was S/ 21.2 million in 1Q23, a S/ 2.7 million, or 11.0% decrease when compared with 4Q22, mainly explained by higher interest expense on deposits due to an increase in the reference rate of the FED during this quarter.

Net interest and similar income decreased S/ 4.8 million YoY, or 18.3%, as a result of lower interest and similar income on financial investments and a higher interest expense on deposits. These effects were partially compensated by higher interest income on both loans and due from banks.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.2	2.9	2.9	(1.0)%	(10.0)%
Funds management	38.2	34.8	37.1	6.4%	(3.0)%
Total income	41.4	37.7	39.9	5.8%	(3.5)%
Expenses
Brokerage and custody services	(0.3)	(0.2)	(0.2)	9.4%	(45.8)%
Others	(0.2)	(0.2)	(0.2)	(4.6)%	(29.8)%
Total expenses	(0.6)	(0.3)	(0.4)	2.1%	(39.0)%
Fee income from financial services, net	40.8	37.4	39.6	5.9%	(3.0)%

Net fee income from financial services was S/ 39.6 million in 1Q23, an increase of S/ 2.2 million, or 5.9% when compared to the previous quarter, mainly explained by higher fees from funds management.

On a YoY basis, net fee income from financial services decreased S/ 1.2 million, or 3.0%, mainly due to lower fees from funds management at the wealth management segment. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility and uncertainty in the financial markets.

OTHER INCOME

Other income

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(0.1)	(5.7)	0.2	n.m.	n.m.
Net trading gain (loss)	(23.7)	1.7	(15.0)	n.m.	(37.0)%
Other	(0.5)	(1.1)	0.6	n.m.	n.m.
Total other income	(24.3)	(5.1)	(14.2)	n.m.	(41.4)%

18

Inteligo’s other income (loss) reached S/ -14.2 million in 1Q23, compared to a loss of S/ -5.1 million in 4Q22, mainly attributable to mark-to-market losses, in turn associated with negative global market trends. On a YoY basis, however, a lower mark-to-market loss explained the improvement in other income when compared with 1Q22.

OTHER EXPENSES

Other expenses

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.9)	(21.5)	(20.6)	(4.2)%	(1.5)%
Administrative expenses	(11.1)	(12.6)	(13.3)	5.2%	19.2%
Depreciation and amortization	(3.7)	(4.0)	(3.8)	(4.5)%	3.5%
Other	(0.2)	(0.5)	(0.4)	(8.3)%	81.5%
Total other expenses	(35.9)	(38.5)	(38.0)	(1.2)%	6.0%
Efficiency ratio	83.9%	67.8%	80.7%

Other expenses reached S/ 38.0 million in 1Q23, a decrease of S/ 0.5 million or 1.2% QoQ, mainly due to lower personnel expenses.

On a yearly basis, other expenses increased S/ 2.1 million, or 6.0% YoY, mainly as a result of higher administrative expenses.

19

Izipay

SUMMARY

Izipay’s profits were S/ 12.1 million in 1Q23, which represented an increase of 2.9% QoQ and a decrease of 20.2% YoY.

The quarterly growth in profits was mainly attributed to lower administrative expenses, which offset a reduction in net fee income from financial services due to year-end seasonality in the previous quarter.

The annual performance in net profit was mainly explained by a 19.4% increase in other expenses, mainly associated with higher customer acquisition given the sharp rise in business activity. This was partially offset by 7.8% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 67.0% and 23.6%, respectively.

Izipay’s ROE was 21.7% in 1Q23, lower than the 22.3% and 35.1% reported in 4Q22 and 1Q22, respectively.

Payments Segment’s P&L Statement (1)

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Interest and similar income	0.0	0.9	1.7	92.3%	n.m.
Interest and similar expenses	(0.5)	(0.4)	(1.1)	n.m.	n.m.
Net interest and similar income	(0.5)	0.5	0.6	32.9%	n.m.
Fee income from financial services, net	80.1	92.8	86.4	(6.9)%	7.8%
Payments acquirer	137.4	180.9	170.3	(5.9)%	24.0%
Correspondent banking	10.3	11.6	10.0	(13.8)%	(3.6)%
Credit cards processor	7.6	8.8	7.5	(15.2)%	(1.3)%
Service Cost	(75.2)	(108.5)	(101.4)	(6.6)%	34.8%
Other income	8.6	13.9	7.3	(47.2)%	(14.6)%
Other expenses	(61.9)	(85.8)	(73.9)	(13.9)%	19.4%
Income before translation result and income tax	26.3	21.4	20.5	(4.1)%	(22.2)%
Translation result	(3.0)	(2.0)	(0.7)	(63.9)%	(75.6)%
Income tax	(8.3)	(7.6)	(7.7)	0.7%	(6.7)%
Profit for the period	15.1	11.7	12.1	2.9%	(20.2)%
ROE	35.1%	22.3%	21.7%
Efficiency ratio	58.7%	70.6%	72.5%

(1)	Proforma for 1Q22

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services was S/ 86.4 million in 1Q23, a decrease of S/ 6.4 million, or 6.9% QoQ, mainly driven by a lower income from payments acquirer, partially offset by less acquirer license fees within the service cost, as a result of lower transactional volumes due to seasonal factors.

On a YoY basis, net fee income from financial services grew S/ 6.3 million, or 7.8%, mainly explained by higher transactional volumes in the acquirer business, partially offset by an increase in service cost, associated with a higher level of business activity.

20

Fee income from financial services, net

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Income
Payments acquirer	137.4	180.9	170.3	(5.9)%	24.0%
Correspondent banking	10.3	11.6	10.0	(13.8)%	(3.6)%
Credit cards processor	7.6	8.8	7.5	(15.2)%	(1.3)%
Total income	155.3	201.4	187.8	(6.7)%	20.9%
Expenses
Service Cost	(75.2)	(108.5)	(101.4)	(6.6)%	34.8%
Total expenses	(75.2)	(108.5)	(101.4)	(6.6)%	34.8%
Fee income from financial services, net	80.1	92.8	86.4	(6.9)%	7.8%

OTHER EXPENSES

Other expenses reached S/ 73.9 million in 1Q23, a decrease of S/ 11.9 million, or 13.9% QoQ, mostly due to lower administrative expenses.

On a yearly basis, other expenses grew S/ 12.0 million, or 19.4% YoY, mainly as a result of higher administrative expenses associated with higher customer acquisition, as well as higher salaries and benefits as a result of growth in the operations.

Other expenses

S/ million	1Q22	4Q22	1Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.0)	(17.6)	(18.3)	3.8%	21.9%
Administrative expenses	(28.2)	(46.6)	(37.7)	(18.9)%	33.9%
Depreciation and amortization	(8.6)	(11.6)	(12.4)	7.3%	44.5%
Other	(10.1)	(10.1)	(5.5)	(45.9)%	(46.0)%
Total other expenses	(61.9)	(85.8)	(73.9)	(13.9)%	19.4%
Efficiency ratio	58.7%	70.6%	72.5%

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2023, December 31, 2022, January 1, 2022 and for the three-month period ended March 31, 2023 and 2022

Interim consolidated financial statements as of March 31, 2023, December 31, 2022, January 1, 2022 and for the three-month period ended March 31, 2023 and 2022

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of March 31, 2023, December 31, 2022 and January 1, 2022

			Restated (Note 3.3.3)	Restated (Note 3.3.3)
	Note	31.03.2023	31.12.2022	01.01.2022
		S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		4,054,819	4,012,293	3,931,419
Interest bearing		7,896,057	8,712,874	12,488,242
Restricted funds		384,754	468,244	684,804
		12,335,630	13,193,411	17,104,465
Inter-bank funds	4(e)	112,875	296,119	30,002
Financial investments	5	24,447,203	22,787,598	24,547,294
Loans, net:	6
Loans, net of unearned interest		47,837,462	47,530,853	45,070,500
Impairment allowance for loans		(2,098,861)	(2,027,855)	(2,064,917)
		45,738,601	45,502,998	43,005,583
Investment property	7	1,276,270	1,287,717	1,224,454
Property, furniture and equipment, net		790,322	791,432	815,118
Due from customers on acceptances		55,424	45,809	152,423
Intangibles and goodwill, net		1,627,371	1,633,202	1,044,749
Other accounts receivable and other assets, net	8	1,420,286	1,743,963	1,834,483
Insurance and reinsurance contract assets	9	29,573	30,577	52,978
Deferred Income Tax asset, net		182,683	165,787	142,367
Total assets		88,016,238	87,478,613	89,953,916
Liabilities and equity
Deposits and obligations	10
Non-interest bearing		8,053,272	8,684,678	9,270,255
Interest bearing		41,763,553	39,846,030	39,627,689
		49,816,825	48,530,708	48,897,944
Inter-bank funds	4(e)	381,879	30,012	—
Due to banks and correspondents	11	7,902,525	7,100,646	8,522,849
Bonds, notes and other obligations	12	5,801,771	7,906,303	8,389,672
Due from customers on acceptances		55,424	45,809	152,423
Insurance contract liabilities	9	11,534,757	11,251,825	12,787,958
Other accounts payable, provisions and other liabilities	8	3,304,613	3,129,164	2,468,242
Deferred Income Tax liability, net		81,916	81,899	—
Total liabilities		78,879,710	78,076,366	81,219,088
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017	1,038,017
Treasury stock		(3,287)	(3,363)	(3,363)
Capital surplus		532,771	532,771	532,771
Reserves		6,000,000	6,000,000	5,200,000
Unrealized results, net		(567,787)	(554,421)	(302,477)
Retained earnings		2,084,911	2,335,524	2,219,902
		9,084,625	9,348,528	8,684,850
Non-controlling interest		51,903	53,719	49,978
Total equity, net		9,136,528	9,402,247	8,734,828
Total liabilities and equity, net		88,016,238	87,478,613	89,953,916

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the three-month period ended March 31, 2023 and 2022

			Restated (Note 3.3.3)
	Note	31.03.2023	31.03.2022
		S/(000)	S/(000)
Interest and similar income	15	1,658,035	1,248,118
Interest and similar expenses	15	(579,867)	(303,156)
Net interest and similar income		1,078,168	944,962
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(367,611)	(149,595)
(Loss) recovery due to impairment of financial investments	5(c)	(13,177)	2,026
Net interest and similar income after impairment loss		697,380	797,393
Fee income from financial services, net	16	316,454	204,236
Net gain on foreign exchange transactions		7,405	113,485
Net gain (loss) on sale of financial investments		234	(1,636)
Net gain (loss) on financial assets at fair value through profit or loss		78,979	(31,092)
Net gain (loss) on investment property	7(b)	4,024	(13,806)
Other income	17	52,472	37,026
		459,568	308,213
Result from insurance activities, before expenses	18	(91,271)	(11,963)
Other expenses
Salaries and employee benefits		(233,830)	(212,235)
Administrative expenses		(302,402)	(249,911)
Depreciation and amortization		(90,961)	(69,455)
Other expenses	17	(68,060)	(35,584)
		(695,253)	(567,185)
Income before translation result and Income Tax		370,424	526,458
Exchange difference		900	46,544
Income Tax	14€	(104,410)	(95,157)
Net profit for the period		266,914	477,845
Attributable to:
IFS’s shareholders		265,093	475,390
Non-controlling interest		1,821	2,455
		266,914	477,845
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	2.297	4.119
Weighted average number of outstanding shares (in thousands)	19	115,418	115,418

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the three-month period ended March 31, 2023 and 2022

		Restated (Note 3.3.3)
	31.03.2023	31.03.2022
	S/(000)	S/(000)
Net profit for the period	266,914	477,845
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	35,888	34,855
Income Tax	(162)	(8)
Total unrealized gain that will not be reclassified to the consolidated statement of income	35,726	34,847
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	235,614	(832,694)
Income Tax	(1,143)	5,326
	234,471	(827,368)
Insurance reserves at fair value	(274,634)	734,107
Net movement of cash flow hedges	7,258	(6,098)
Income Tax	806	1,409
	8,064	(4,689)
Translation of foreign operations	(10,852)	(84,591)
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(42,951)	(182,541)
Other comprehensive income for the period	(7,225)	(147,694)
Total comprehensive income for the period, net of Income Tax	259,689	330,151
Attributable to:
IFS’s shareholders	257,412	328,762
Non-controlling interest	2,277	1,389
	259,689	330,151

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the three-month period ended March 31, 2023 and 2022

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance reserve at fair value	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Impact of first adoption of IFRS 17 "Insurance Contract", Note 3.3.3	—	—	—	—	—	—	—	—	(134,177)	—	—	(685,010)	(819,187)	(1,347)	(820,534)
Balances as of January 1, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	(27)	44,878	261,085	2,219,902	8,684,850	49,978	8,734,828
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	475,390	475,390	2,455	477,845
Other comprehensive income	—	—	—	—	—	—	34,789	(825,062)	732,902	(4,666)	(84,591)	—	(146,628)	(1,066)	(147,694)
Total comprehensive income	—	—	—	—	—	—	34,789	(825,062)	732,902	(4,666)	(84,591)	475,390	328,762	1,389	330,151
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,178)	(4,178)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(9,244)	—	—	—	—	9,244	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	1,294	1,294	1	1,295
Balances as of March 31, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	16,758	(1,424,688)	732,875	40,212	176,494	1,154,298	8,263,374	47,190	8,310,564

Balances as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	3,037,030	9,991,175	54,776	10,045,951
Impact of first adoption of IFRS 17 "Insurance Contract", Note 3.3.3	—	—	—	—	—	—	—	—	58,859	—	—	(701,506)	(642,647)	(1,057)	(643,704)
Balances as of January 1, 2023 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,335,524	9,348,528	53,719	9,402,247
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	265,093	265,093	1,821	266,914
Other comprehensive income	—	—	—	—	—	—	35,669	233,608	(274,183)	8,077	(10,852)	—	(7,681)	456	(7,225)
Total comprehensive income	—	—	—	—	—	—	35,669	233,608	(274,183)	8,077	(10,852)	265,093	257,412	2,277	259,689
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Sale of treasury stock, Note 13(b)	—	—	—	76	—	—	—	—	—	—	—	—	76	—	76
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,078)	(4,078)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(5,685)	—	—	—	—	5,685	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(9,603)	(9,603)	(15)	(9,618)
Balances as of March 31, 2023	115,447	(29)	1,038,017	(3,287)	532,771	6,000,000	(16,779)	(2,187,201)	1,437,310	(1,185)	200,068	2,084,911	9,084,625	51,903	9,136,528

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the three-month period ended March 31, 2023 and 2022

		Restated (Note 3.3.3)
	31.03.2023	31.03.2022
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	266,914	477,845
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	367,611	149,595
Loss (recovery) due to impairment of financial investments	13,177	(2,026)
Depreciation and amortization	90,961	69,455
Provision for sundry risks	2,754	5,793
Deffered Income Tax	(18,113)	(52,042)
Net (gain) loss on sale of financial investments	(234)	1,636
Net (gain) loss of financial assets at fair value through profit or loss	(78,979)	31,092
Net loss for valuation of investment property	11,384	30,768
Disposal of fixed assets	(15,300)	—
Exchange difference	(900)	(46,544)
Decrease in accrued interest receivable	80,004	151,695
Increase (decrease) in accrued interest payable	74,890	(38,704)
Net changes in assets and liabilities
Net (increase) decrease in loan portfolio	(548,667)	586,684
Net decrease in other accounts receivable and other assets	370,809	298,069
Net decrease in restricted funds	86,349	537,041
Increase (decrease) in deposits and obligations	1,189,602	(2,421,686)
Increase (decrease) in due to banks and correspondents	782,197	(995,403)
Decrease in other accounts payable, provisions and other liabilities	(268,903)	(879,520)
Decrease of investments at fair value through profit or loss	231,444	241,422
Net cash provided by (used in) operating activities	2,637,000	(1,854,830)

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

		Restated (Note 3.3.3)
	31.03.2023	31.03.2022
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(1,782,926)	(992,876)
Purchase of property, furniture and equipment	(48,144)	(26,623)
Purchase of intangible assets	(48,522)	(34,651)
Purchase of investment property	(1,705)	(6,074)
Sale of property, furniture and equipment	32,667	—
Net cash used in investing activities	(1,848,630)	(1,060,224)
Cash flows from financing activities
Payments of bonds, notes and other obligations	(1,999,131)	—
Net increase (decrease) in receivable inter-bank funds	183,244	(220,025)
Net increase in payable inter-bank funds	351,867	—
Sale of treasury stock, net	76	—
Dividend payments to non-controlling interest	(4,078)	(4,178)
Lease payments	(100,336)	(21,567)
Net cash used in financing activities	(1,568,358)	(245,770)
Net decrease in cash and cash equivalents	(779,988)	(3,160,824)
Translation gain on cash and cash equivalents	1,509	30,755
Cash and cash equivalents at the beginning of the period	12,707,776	16,416,311
Cash and cash equivalents at the end of the period	11,929,297	13,286,242

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2023 and December 31, 2022

1.	Business activity, current context and acquisition of Subsidiaries
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2023, Intercorp Peru holds directly and indirectly 70.63 percent of the issued capital stock of IFS, equivalent to 70.62 percent of the outstanding capital stock of IFS (70.65 percent of the issued capital stock, equivalent to 70.64 percent of the outstanding capital stock as of December 31, 2022).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2023 and December 31, 2022, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022, see (d).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

As explained in Note 3.3.3, the consolidated financial statements as of December 31, 2022, January 1, 2022 and for the three-month period ended March 31, 2022 have been restated as a result of IFRS 17 "Insurance Contract" first adoption and are part of the accompanying interim consolidated financial statements, which have been approved by the Audit Committee and Board Meeting in sessions held on May 08 and 10, 2023, respectively. On the other hand, the audited consolidated financial statements as of December 31, 2022 (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders' Meeting held on March 31, 2023.

(b)Political context in Peru –

On December 7, 2022, Pedro Castillo, President of Peru, announced the dissolution of Peruvian Congress and the establishment of an emergency government which, as he assured, would rule through decree until a new Parliament with constitutive powers would write a new Constitution. Due to this announcement, the Congress debated and voted in favor of a presidential vacancy motion that ended up in his destitution. He was immediately succeeded by the vice-president, Dina Boluarte, who was designated President of the Republic of Peru.

(c)Pandemic Covid-19 -

(c.1)State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the Government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social coexistence.

During 2022, the Peruvian government derogated the National State of Emergency, while it extended the National State of Health Emergency until the end of May 2023. It is worth mentioning that, since the first quarter of 2022, economic activities in the country are being carried out with normality and at levels before the pandemic.

(c.2)Economic measures adopted by the Peruvian Government

During 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Given the nature of the adopted measures, they had effects mainly of the Subsidiary Interbank. During 2020, and in response to the Covid-19 crisis, Interbank offered its clients several payment rescheduling options. As of March 31, 2023 and December 31, 2022, the balance of rescheduled loans amounted to S/5,069,584,000 and S/5,048,978,000, respectively.

On the other hand, under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of March 31, 2023, the balance of loans granted under this program amounts to S/1,767,638,000, including accrued interest for S/51,921,000. As of this date, the amount covered by the guarantee of the Peruvian Government was S/1,512,989,000 (as of December 31, 2022, the balance was S/2,357,201,000, including accrued interest for S/57,254,000; while the amount covered by the guarantee of the Peruvian Government was S/2,040,379,000). It should be noted that during 2023 and 2022, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/19,653,000 and S/133,046,000, respectively. As of March 31, 2023 and December 31, 2022, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,265,570,000 and S/1,473,770,000, respectively.

Additionally, during 2022, the government authorized the one-off withdrawal of the entirety of the CTS, with the purpose of covering the workers’ economic needs caused by the Covid-19 pandemic. As part of this benefit, approximately 13,000 clients withdrew the approximate sum of S/109,834,000 during the year 2023 (261,000 clients withdrew the approximate sum of S/767,470,000 during the year 2022).

(d)Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000 and recorded in the Company results in September 2022.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2023, Interbank had 159 offices (164 offices as of December 31, 2022). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of March 31, 2023 and December 31, 2022, amounted to S/92,035,000 and S/93,994,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of March 31, 2023 and December 31, 2022, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of March 31, 2023 and December 31, 2022, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of March 31, 2023 and December 31, 2022, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace) dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g)Procesos de Medios de Pago and Izipay (Izipay) –

As indicated in Note 1(d), both companies were acquired in April 2022. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As explained in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since then Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying interim consolidated financial statements.

3.	Significant accounting policies and first adoption of International Financial Reporting Standard No. 17 "Insurance Contracts"

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2023 and December 31, 2022, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of March 31, 2023 and December 31, 2022 (henceforth “Annual Consolidated Financial Statements”), given into account what is indicated in the attached Note 3.3.3.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

Some amounts of the interim consolidated statement of income as of March 31, 2022, have been reclassified in order to make them comparable with the presentation as of March 31, 2023. In Management’s opinion, the reclassifications made in the consolidated financial statements as of March 31, 2022, are not significant considering the interim consolidated financial statements as a whole.

3.3	First adoption of the International Financial Reporting Standard No. 17 "Insurance Contracts" (henceforth IFRS 17) –
Since January 1, 2023, Interseguro adopted IFRS 17, which replaces IFRS 4 "Insurance Contracts".

Following is the description of the main impacts from the adoption of IFRS 17:

a)	Classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

-

Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

-	Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.

-Divides insurance contracts into groups that it recognizes and measures:

-

A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information about the fulfilment cash flows in a way that is consistent with observable market information.

Plus:

-	An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).
-

Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

b)	Transition –

b.1)Transition methodology –

The Group decided to apply the transition methodology under Fair Value, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM as of said date. Also, it was determined the future benefit provided by the insurance contracts (Contractual Service Margin – CSM), and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date.

(b.1.1)Calculation methodology

The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

•An estimation of the future cash flows for the asset or liability subject to valuation

•	The expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.
•

The time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).

•The price to bear the uncertainty inherent to cash flows (i.e., a risk premium).

•	Other factors that market participants may take into account considering the circumstances.
•	For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of January 1, 2022 (transition date), amounted to S/820,534,000, as is made up as follows:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Asset
Cash and due from banks	17,104,465	—	—	17,104,465
Inter-bank funds	30,002	—	—	30,002
Financial investments	24,547,294	—	—	24,547,294
Loans, net of unearned interest	45,070,500	—	—	45,070,500
Impairment allowance for loans	(2,064,917)	—	—	(2,064,917)
Loans, net	43,005,583	—	—	43,005,583
Investment property	1,224,454	—	—	1,224,454
Property, furniture and equipment, net	815,118	—	—	815,118
Due from customers on acceptances	152,423	—	—	152,423
Intangibles and goodwill, net	1,044,749	—	—	1,044,749
Other accounts receivable and other assets, net	1,887,454	—	(52,971)	1,834,483
Insurance and reinsurance contract assets	—	—	52,978	52,978
Deferred Income Tax asset, net	142,367	—	—	142,367
Total asset	89,953,909	—	7	89,953,916
Liability
Deposits and obligations	48,897,944	—	—	48,897,944
Due to banks and correspondents	8,522,849	—	—	8,522,849
Bonds, notes and other obligations	8,389,672	—	—	8,389,672
Due from customers on acceptances	152,423	—	—	152,423
Insurance contract liabilities	11,958,058	9,359	820,541	12,787,958
Other accounts payable, provisions and other liabilities	2,477,601	(9,359)	—	2,468,242
Total liabilities	80,398,547	—	820,541	81,219,088
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	5,200,000	—	—	5,200,000
Unrealized results, net	(168,300)	—	(134,177)	(302,477)
Retained earnings	2,904,912	—	(685,010)	2,219,902
	9,504,037	—	(819,187)	8,684,850
Non-controlling interest	51,325	—	(1,347)	49,978
Total equity, net	9,555,362	—	(820,534)	8,734,828
Total liabilities and equity, net	89,953,909	—	7	89,953,916

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of December 31, 2022, amounted to S/643,704,000, as is made up as follows:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Asset
Cash and due from banks	13,193,411	—	—	13,193,411
Inter-bank funds	296,119	—	—	296,119
Financial investments	22,787,598	—	—	22,787,598
Loans, net of unearned interest	47,530,853	—	—	47,530,853
Impairment allowance for loans	(2,027,855)	—	—	(2,027,855)
Loans, net	45,502,998	—	—	45,502,998
Investment property	1,287,717	—	—	1,287,717
Property, furniture and equipment, net	791,432	—	—	791,432
Due from customers on acceptances	45,809	—	—	45,809
Intangibles and goodwill, net	1,633,202	—	—	1,633,202
Other accounts receivable and other assets, net	1,778,559	—	(34,596)	1,743,963
Insurance and reinsurance contract assets	—	—	30,577	30,577
Deferred Income Tax asset, net	165,787	—	—	165,787
Total asset	87,482,632	—	(4,019)	87,478,613
Liability
Deposits and obligations	48,530,708	—	—	48,530,708
Inter-bank funds	30,012	—	—	30,012
Due to banks and correspondents	7,100,646	—	—	7,100,646
Bonds, notes and other obligations	7,906,303	—	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	10,602,372	9,768	639,685	11,251,825
Other accounts payable, provisions and other liabilities	3,138,932	(9,768)	—	3,129,164
Deferred Income Tax liability, net	81,899	—	—	81,899
Total liabilities	77,436,681	—	639,685	78,076,366
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	6,000,000	—	—	6,000,000
Unrealized results, net	(613,280)	—	58,859	(554,421)
Retained earnings	3,037,030	—	(701,506)	2,335,524
	9,991,175	—	(642,647)	9,348,528
Non-controlling interest	54,776	—	(1,057)	53,719
Total equity, net	10,045,951	—	(643,704)	9,402,247
Total liabilities and equity, net	87,482,632	—	(4,019)	87,478,613

The reconciliation between the book values according to IFRS 4 and the balances reported according to IFRS 17 is presented below, for the three-month period ended March 31, 2022:

	IFRS 4	Adjustments for first adoption of IFRS 17	IFRS 17
	S/(000)	S/(000)	S/(000)
Interest and similar income	1,248,118	—	1,248,118
Interest and similar expenses	(303,427)	271	(303,156)
Net interest and similar income	944,691	271	944,962
Impairment loss on loans, net of recoveries	(149,595)	—	(149,595)
Recovery due to impairment of financial investments	2,026	—	2,026
Net interest and similar income after impairment loss	797,122	271	797,393
Fee income from financial services, net	204,236	—	204,236
Net gain on foreign exchange transactions	113,485	—	113,485
Net loss on sale of financial investments	(1,636)	—	(1,636)
Net loss on financial assets at fair value through profit or loss	(31,092)	—	(31,092)
Net loss on investment property	(13,806)	—	(13,806)
Other income	37,026	—	37,026
	308,213	—	308,213
Insurance premiums and claims
Net premiums earned	177,424	(177,424)	—
Net claims and benefits incurred for life insurance contracts and others	(198,149)	198,149	—
	(20,725)	20,725	—

Result from insurance activities, before expenses	—	(11,963)	(11,963)

Other expenses
Salaries and employee benefits	(212,235)	—	(212,235)
Administrative expenses	(249,911)	—	(249,911)
Depreciation and amortization	(69,455)	—	(69,455)
Other expenses	(49,606)	14,022	(35,584)
	(581,207)	14,022	(567,185)
Income before translation result and Income Tax	503,403	23,055	526,458
Exchange difference	(4,945)	51,489	46,544
Income Tax	(95,157)	—	(95,157)
Net profit for the period	403,301	74,544	477,845
Attributable to:
IFS’s shareholders	400,968	74,422	475,390
Non-controlling interest	2,333	122	2,455
	403,301	74,544	477,845
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	3.474	—	4.119
Weighted average number of outstanding shares (in thousands)	115,418	—	115,418

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:
	31.03.2023	31.12.2022
	S/(000)	S/(000)
Cash and clearing (b)	2,343,139	2,865,251
Deposits in the BCRP (b)	7,134,957	6,918,526
Deposits in banks (c)	2,451,201	2,923,999
Accrued interest	21,579	17,391
	11,950,876	12,725,167
Restricted funds (d)	384,754	468,244
Total	12,335,630	13,193,411

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,758,757	6,055,726
Cash in vaults	2,085,593	2,719,277
Subtotal legal reserve	8,844,350	8,775,003
Non-mandatory reserve
Overnight deposit in BCRP (**)	376,200	762,800
Cash and clearing	257,488	145,903
Term deposits in BCRP (***)	—	100,000
Subtotal non-mandatory reserve	633,688	1,008,703
Cash balances not subject to legal reserve	58	71
Total	9,478,096	9,783,777

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. According to the information note “Interest rate of the reserve funds in the Central Reserve Bank of Peru”, starting in February 2022, the rate used for the calculation of interest was the Secured Overnight Financing Rate (“SOFR”). As of March 31, 2023 and December 31, 2022, the excess in foreign currency accrued interest at an annual average rate of 4.27 and 3.79 percent, respectively. During 2023 and 2022, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)

As of March 31, 2023, corresponds to an overnight deposit in foreign currency for US$100,000,000 (approximately equivalent to S/376,200,000) in the BCRP, with maturity in the first days of April 2023 and accrued interest at an annual interest rate of 4.88 percent (overnight deposit in foreign currency for US$200,000,000, approximately equivalent to S/762,800,000, in the BCRP, with maturity in the first days of January 2023 and accrued interest at an annual interest rate of 4.39 percent, as of  December 31, 2022).

(***)

As of December 31, 2022, corresponded to a term deposit in local currency that Interbank maintained in the BCRP, matured in the first days of January 2023, and accrued interest at an annual interest rate of 7.50 percent.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Inter-bank transfers (*)	344,326	431,052
Derivative financial instruments, Note 8(b)	38,692	34,784
Others	1,736	2,408
Total	384,754	468,244

(*)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days and do not have specific guarantees. As of March 31, 2023, Inter-bank funds assets and liabilities accrue interest at an annual rate of 5.0 percent in foreign currency and 7.8 percent in local currency, respectively (annual rate of 7.50 percent in local currency for Inter-bank funds assets and liabilities, as of December 31, 2022).

5.	Financial investments
(a)	This caption is made up as follows, as of March 31, 2023 and December 31, 2022:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b) and (c)	18,684,163	16,716,517
Investments at amortized cost (d)	3,298,317	3,231,139
Investments at fair value through profit or loss (e)	1,693,815	1,932,993
Equity instruments measured at fair value through other comprehensive income (f)	514,550	512,884
Total	24,190,845	22,393,533
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	232,196	322,425
Investments at amortized cost (d)	24,162	71,640
Total	24,447,203	22,787,598

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:
		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2023
Corporate, leasing and subordinated bonds (*)	8,985,959	21,057	(1,129,426)	7,877,590	Apr-23 / Feb-97	1.62	14.74	3.95	55.36
Sovereign Bonds of the Republic of Peru	7,987,218	470	(1,097,246)	6,890,442	Sep-23 / Feb-55	1.97	7.74	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	2,300,215	2	(372)	2,299,845	Apr-23 / May-23	7.67	8.36	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	498,361	—	(79)	498,282	Apr-23 / Sep-23	7.72	7.91	—	—
Bonds guaranteed by the Peruvian Government	504,366	2,496	(16,789)	490,073	Oct-24 / Oct-33	3.10	5.58	6.62	7.67
Global Bonds of the Republic of Peru	498,310	—	(43,829)	454,481	Jul-25 / Dec-32	—	—	4.64	5.19
Sovereign Bonds of the United States of America	112,437	8	(95)	112,350	Apr-23 / Feb-32	—	—	3.50	4.97
Global Bonds of the Republic of Colombia	28,698	—	(990)	27,708	Feb-24	—	—	5.56	5.56
Other	38,360	—	(4,968)	33,392	Nov-31 / Feb-34	—	—	3.45	5.46
Total	20,953,924	24,033	(2,293,794)	18,684,163
Accrued interest				232,196
Total				18,916,359

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2022
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Other	39,627	—	(6,621)	33,006	Nov-31 / Feb-34	—	—	3.85	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

(*)

As of March 31, 2023 and December 31, 2022, Inteligo holds corporate bonds from several entities for approximately S/100,659,000 and S/116,603,000, respectively, which guarantee loans with Bank J. Safra Sarasin, see Note 11(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2023	31.12.2022	31.03.2022
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	53,974	41,108	41,108
New assets originated or purchased	524	3,132	1,134
Assets derecognized or matured (excluding write-offs)	(267)	(462)	(402)
Effect on the expected credit loss due to the change of the stage during the year	261	15,548	860
Loss (reversal) for impairment	9,699	(3,651)	(3,970)
Others	2,960	(1,817)	352
Period movement	13,177	12,750	(2,026)
Effect of foreign exchange variation	(302)	116	(343)
Expected credit loss at the end of the period	66,849	53,974	38,739

(d)

As of March 31, 2023, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,247,276,000 and term deposits issued mainly in Soles, for an amount of S/75,203,000, including accrued interest (as of December 31, 2022 corresponds to sovereign bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000). Said investments present low credit risk and the expected credit loss is not significant.

As of March 31, 2023, the sovereign bonds of the Republic of Peru and time deposits have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 3.10 percent and 8.80 percent, and estimated fair value amounting to approximately S/3,032,016,000 (as of December 31, 2022, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.64 percent, and its estimated fair value amounted to approximately S/2,949,507,000).

As of March 31, 2023 and December 31, 2022, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,967,682,000 and S/2,310,536,000, respectively; see Note 11(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,248,883	1,517,075
Listed shares	315,424	315,820
Non-listed shares	75,011	74,430
Debt instruments
Indexed Certificates of Deposit issued by the BCRP	3,800	—
Corporate, leasing and subordinated bonds	50,697	25,668
Total	1,693,815	1,932,993

As of March 31, 2023 and December 31, 2022, investments at fair value through profit or loss include investments held for trading for approximately S/244,130,000 and S/209,549,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,449,685,000 and S/1,723,444,000, respectively.

(f)	As of March 31, 2023 and December 31, 2022, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Listed shares (g)	476,776	474,588
Non-listed shares	37,774	38,296
Total	514,550	512,884

As of March 31, 2023 and December 31, 2022, it corresponds mainly to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of March 31, 2023 and December 31, 2022:
	31.03.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	10,114,381	—	—	10,114,381
Corporate, leasing and subordinated bonds	6,892,180	984,358	1,052	7,877,590
Variable interest Certificates of Deposit issued by the BCRP	2,299,845	—	—	2,299,845
Negotiable Certificates of Deposit issued by the BCRP	498,282	—	—	498,282
Bonds guaranteed by the Peruvian government	490,073	—	—	490,073
Global Bonds of the Republic of Peru	454,481	—	—	454,481
Sovereign Bonds of the United States of America	112,350	—	—	112,350
Global Bonds of the Republic of Colombia	—	27,708	—	27,708
Others	107,770	—	—	107,770
Total	20,969,362	1,012,066	1,052	21,982,480

	31.12.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Others	33,006	—	—	33,006
Total	19,001,917	945,321	418	19,947,656

6.	Loan, net
(a)	This caption is made up as follows:
	31.03.2023	31.12.2022
	S/(000)	S/(000)
Direct loans
Loans (*)	36,057,897	35,977,734
Credit cards and other loans (**)	6,601,067	6,239,314
Leasing	1,213,862	1,174,542
Factoring	818,854	1,011,496
Discounted notes	732,907	894,588
Advances and overdrafts	132,247	38,763
Refinanced loans	336,163	322,941
Past due and under legal collection loans	1,386,875	1,365,972
	47,279,872	47,025,350
Plus (minus)
Accrued interest from performing loans	581,130	527,615
Unearned interest and interest collected in advance	(23,540)	(22,112)
Impairment allowance for loans (d)	(2,098,861)	(2,027,855)
Total direct loans, net	45,738,601	45,502,998
Indirect loans	4,122,287	4,487,347

(*)

As of March 31, 2023 and December 31, 2022, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/1,356,745,000 and S/1,909,375,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 11(b).

(**)	As of March 31, 2023 and December 31, 2022, it includes non-revolving consumer loans related to credit card lines for approximately S/3,501,647,000 and S/3,225,874,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans (c.1)	20,847,958	21,412,126
Consumer loans (c.1)	15,796,501	14,967,799
Mortgage loans (c.1)	9,404,797	9,286,944
Small and micro-business loans (c.1)	1,230,616	1,358,481
Total	47,279,872	47,025,350

Following is the balance of loans under the “Reactiva Peru” program as of March 31, 2023 and December 31, 2022:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans	1,235,284	1,704,203
Small and micro-business loans	480,433	595,744
Total	1,715,717	2,299,947

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of March 31, 2023 and December 31, 2022. The amounts presented do not consider impairment.

	31.03.2023				31.12.2022
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	24,832,868	801,351	—	25,634,219	35,613,991	1,111,421	—	36,725,412
Standard grade	3,843,169	975,555	—	4,818,724	4,282,904	835,217	—	5,118,121
Sub-standard grade	11,869,404	1,381,788	—	13,251,192	776,603	940,391	—	1,716,994
Past due but not impaired	1,243,829	1,132,135	—	2,375,964	1,124,557	1,150,139	—	2,274,696
Impaired
Individually	—	—	45,852	45,852	—	—	45,907	45,907
Collectively	—	—	1,153,921	1,153,921	—	—	1,144,220	1,144,220
Total direct loans	41,789,270	4,290,829	1,199,773	47,279,872	41,798,055	4,037,168	1,190,127	47,025,350

	31.03.2023				31.12.2022
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	853,909	56,559	—	910,468	3,945,307	402,336	—	4,347,643
Standard grade	20,353	34,665	—	55,018	12,083	39,541	—	51,624
Sub-standard grade	2,782,014	347,271	—	3,129,285	2,051	59,953	—	62,004
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,570	6,570	—	—	9,330	9,330
Collectively	—	—	20,946	20,946	—	—	16,746	16,746
Total indirect loans	3,656,276	438,495	27,516	4,122,287	3,959,441	501,830	26,076	4,487,347

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	4,942,864	606,681	—	5,549,545	16,213,146	914,480	—	17,127,626
Standard grade	1,652,013	359,331	—	2,011,344	1,991,637	230,180	—	2,221,817
Sub-standard grade	11,478,307	377,314	—	11,855,621	380,679	171,648	—	552,327
Past due but not impaired	618,769	419,286	—	1,038,055	704,067	398,185	—	1,102,252
Impaired
Individually	—	—	45,852	45,852	—	—	45,907	45,907
Collectively	—	—	347,541	347,541	—	—	362,197	362,197
Total direct loans	18,691,953	1,762,612	393,393	20,847,958	19,289,529	1,714,493	408,104	21,412,126

	31.03.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,920,268	188,386	—	12,108,654	11,331,807	181,066	—	11,512,873
Standard grade	1,151,174	591,692	—	1,742,866	1,139,837	579,625	—	1,719,462
Sub-standard grade	69,661	758,775	—	828,436	60,415	542,841	—	603,256
Past due but not impaired	183,467	483,927	—	667,394	153,865	526,042	—	679,907
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	449,151	449,151	—	—	452,301	452,301
Total direct loans	13,324,570	2,022,780	449,151	15,796,501	12,685,924	1,829,574	452,301	14,967,799

	31.03.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,406,979	641	—	7,407,620	7,490,495	1,033	—	7,491,528
Standard grade	667,942	14,613	—	682,555	667,599	15,411	—	683,010
Sub-standard grade	320,432	206,458	—	526,890	334,967	200,226	—	535,193
Past due but not impaired	383,221	160,759	—	543,980	205,728	132,958	—	338,686
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	243,752	243,752	—	—	238,527	238,527
Total direct loans	8,778,574	382,471	243,752	9,404,797	8,698,789	349,628	238,527	9,286,944

	31.03.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	562,757	5,643	—	568,400	578,543	14,842	—	593,385
Standard grade	372,040	9,919	—	381,959	483,831	10,001	—	493,832
Sub-standard grade	1,004	39,241	—	40,245	542	25,676	—	26,218
Past due but not impaired	58,372	68,163	—	126,535	60,897	92,954	—	153,851
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	113,477	113,477	—	—	91,195	91,195
Total direct loans	994,173	122,966	113,477	1,230,616	1,123,813	143,473	91,195	1,358,481

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	31.03.2023				31.03.2022				31.12.2022
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917	2,064,917
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	109,637	—	—	109,637	114,808	—	—	114,808	503,454
Assets matured or derecognized (excluding write-offs)	(35,702)	(17,249)	(7,857)	(60,808)	(31,430)	(16,234)	(16,023)	(63,687)	(713,843)
Transfers to Stage 1	86,564	(82,958)	(3,606)	—	110,685	(108,580)	(2,105)	—	—
Transfers to Stage 2	(75,400)	89,200	(13,800)	—	(76,184)	87,089	(10,905)	—	—
Transfers to Stage 3	(4,835)	(118,369)	123,204	—	(5,260)	(144,455)	149,715	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(63,991)	201,263	210,009	347,281	(75,089)	153,286	111,397	189,594	387,272
Others (**)	(62,468)	(41,125)	75,807	(27,786)	(151,006)	109,092	(49,536)	(91,450)	659,674
Total	(46,195)	30,762	383,757	368,324	(113,476)	80,198	182,543	149,265	836,557
Write-offs	—	—	(328,024)	(328,024)	—	—	(202,909)	(202,909)	(1,021,539)
Recovery of written–off loans	—	—	32,451	32,451	—	—	36,533	36,533	155,070
Foreign exchange effect	(198)	(164)	(1,383)	(1,745)	4,019	(3,674)	(8,930)	(8,585)	(7,150)
Expected credit loss at the end of period	562,165	767,884	768,812	2,098,861	846,999	481,405	710,817	2,039,221	2,027,855

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2023				31.03.2022				31.12.2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441	343,441
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	15,566	—	—	15,566	13,859	—	—	13,859	33,506
Assets derecognized or matured (excluding write-offs)	(9,708)	(3,421)	(350)	(13,479)	(5,484)	(4,466)	(8,526)	(18,476)	(149,378)
Transfers to Stage 1	4,293	(3,119)	(1,174)	—	24,369	(24,074)	(295)	—	—
Transfers to Stage 2	(9,756)	12,527	(2,771)	—	(8,666)	10,082	(1,416)	—	—
Transfers to Stage 3	(1,529)	(9,799)	11,328	—	(1,317)	(35,887)	37,204	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(2,653)	4,206	26,638	28,191	(17,173)	6,732	32,051	21,610	(9,787)
Others (**)	923	2,217	(17,421)	(14,281)	(13,857)	42,065	(32,306)	(4,098)	97,276
Total	(2,864)	2,611	16,250	15,997	(8,269)	(5,548)	26,712	12,895	(28,383)
Write-offs	—	—	(13,551)	(13,551)	—	—	(20,567)	(20,567)	(68,362)
Recovery of written–off loans	—	—	1,462	1,462	—	—	265	265	5,942
Foreign exchange effect	(190)	(103)	(946)	(1,239)	4,295	(3,581)	(7,170)	(6,456)	(5,554)
Expected credit loss at the end of period	42,420	49,819	157,514	249,753	96,900	50,971	181,707	329,578	247,084

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.03.2023				31.03.2022				31.12.2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681	1,401,681
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	88,163	—	—	88,163	90,443	—	—	90,443	438,109
Assets derecognized or matured (excluding write-offs)	(24,264)	(13,500)	(5,141)	(42,905)	(24,920)	(10,922)	(3,381)	(39,223)	(386,494)
Transfers to Stage 1	76,110	(74,764)	(1,346)	—	47,224	(45,717)	(1,507)	—	—
Transfers to Stage 2	(59,125)	66,132	(7,007)	—	(61,775)	63,368	(1,593)	—	—
Transfers to Stage 3	(1,638)	(95,495)	97,133	—	(2,168)	(74,522)	76,690	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(56,604)	187,349	145,106	275,851	(31,235)	139,715	56,987	165,467	422,247
Others (**)	(63,634)	(46,142)	117,936	8,160	(120,208)	23,106	16,339	(80,763)	493,030
Total	(40,992)	23,580	346,681	329,269	(102,639)	95,028	143,535	135,924	966,892
Write-offs	—	—	(300,131)	(300,131)	—	—	(171,887)	(171,887)	(886,200)
Recovery of written–off loans	—	—	28,933	28,933	—	—	34,465	34,465	140,438
Foreign exchange effect	—	(46)	(118)	(164)	(62)	(21)	(457)	(540)	(430)
Expected credit loss at the end of period	493,013	681,008	506,267	1,680,288	699,720	358,226	341,697	1,399,643	1,622,381

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.03.2023				31.03.2022				31.12.2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200	155,200
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	198	—	—	198	400	—	—	400	1,473
Assets derecognized or matured (excluding write-offs)	(33)	(127)	(1,942)	(2,102)	(169)	(214)	(3,658)	(4,041)	(12,155)
Transfers to Stage 1	3,293	(3,293)	—	—	3,175	(3,175)	—	—	—
Transfers to Stage 2	(248)	3,821	(3,573)	—	(281)	3,504	(3,223)	—	—
Transfers to Stage 3	(44)	(1,302)	1,346	—	(20)	(689)	709	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(3,124)	3,362	6,567	6,805	(2,974)	257	3,793	1,076	9,989
Others (**)	97	229	(499)	(173)	(886)	234	60	(592)	(89,448)
Total	139	2,690	1,899	4,728	(755)	(83)	(2,319)	(3,157)	(90,141)
Write-offs	—	—	(344)	(344)	—	—	(1,345)	(1,345)	(2,267)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(8)	(14)	(312)	(334)	(213)	(72)	(1,287)	(1,572)	(1,170)
Expected credit loss at the end of period	4,367	14,961	46,344	65,672	11,701	42,526	94,899	149,126	61,622

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.03.2023				31.03.2022				31.12.2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595	164,595
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,710	—	—	5,710	10,106	—	—	10,106	30,366
Assets derecognized or matured (excluding write-offs)	(1,697)	(201)	(424)	(2,322)	(857)	(632)	(458)	(1,947)	(165,816)
Transfers to Stage 1	2,868	(1,782)	(1,086)	—	35,917	(35,614)	(303)	—	—
Transfers to Stage 2	(6,271)	6,720	(449)	—	(5,462)	10,135	(4,673)	—	—
Transfers to Stage 3	(1,624)	(11,773)	13,397	—	(1,755)	(33,357)	35,112	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(1,610)	6,346	31,698	36,434	(23,707)	6,582	18,566	1,441	(35,177)
Others (**)	146	2,571	(24,209)	(21,492)	(16,055)	43,687	(33,629)	(5,997)	158,816
Total	(2,478)	1,881	18,927	18,330	(1,813)	(9,199)	14,615	3,603	(11,811)
Write-offs	—	—	(13,998)	(13,998)	—	—	(9,110)	(9,110)	(64,710)
Recovery of written–off loans	—	—	2,056	2,056	—	—	1,803	1,803	8,690
Foreign exchange effect	—	(1)	(7)	(8)	(1)	—	(16)	(17)	4
Expected credit loss at the end of period	22,365	22,096	58,687	103,148	38,678	29,682	92,514	160,874	96,768

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2023				31.03.2022				31.12.2022
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329	40,329
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,059	—	—	1,059	965	—	—	965	5,615
Assets derecognized or matured	(802)	(779)	(268)	(1,849)	(719)	(864)	(96)	(1,679)	(13,095)
Transfers to Stage 1	216	(216)	—	—	353	(353)	—	—	—
Transfers to Stage 2	(441)	491	(50)	—	(206)	206	—	—	—
Transfers to Stage 3	—	(18)	18	—	(7)	(99)	106	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(113)	93	271	251	(213)	286	657	730	1,161
Others (**)	(142)	(5)	(27)	(174)	1,751	(1,025)	(412)	314	313
Total	(223)	(434)	(56)	(713)	1,924	(1,849)	255	330	(6,006)
Foreign exchange effect	(69)	(52)	(2)	(123)	64	925	(9)	980	1,172
Expected credit loss at the end of period, Note 8(a)	8,062	17,719	8,878	34,659	10,582	17,568	13,489	41,639	35,495

(*)

During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss.

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7.	Investment property
(a)	This caption is made up as follows:
	31.03.2023	31.12.2022	Acquisition or construction year	Valuation methodology as of March 31, 2023 and December 31, 2022
	S/(000)	S/(000)
Land
San Isidro – Lima	261,378	264,868	2009	Appraisal
San Martín de Porres – Lima	85,473	88,182	2015	Appraisal
Nuevo Chimbote	33,287	33,747	2021	Appraisal
Santa Clara – Lima	25,993	26,352	2017	Appraisal
Sullana	22,379	22,689	2012	Appraisal
Others	8,653	8,716	-	Appraisal/Cost
	437,163	444,554
Completed investment property - “Real Plaza” shopping malls
Talara	41,077	43,728	2015	DCF
	41,077	43,728
Buildings
Ate Vitarte – Lima	152,376	149,720	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	144,623	138,643	2017	DCF
Piura	119,797	123,508	2008/2020	DCF/Appraisal
Paseo del Bosque	90,950	96,194	2021	DCF
Chorrillos – Lima	85,656	81,516	2017	DCF
Chimbote	40,051	45,069	2015	DCF
Maestro-Huancayo	31,366	32,342	2017	DCF
Cusco	26,306	27,513	2017	DCF
Panorama – Lima	19,637	20,669	2016	DCF
Pardo y Aliaga – Lima	17,443	16,755	2008	DCF
Cercado de Lima – Lima	15,685	14,543	2017	DCF
Trujillo	14,907	15,815	2016	DCF
Others	39,233	37,148	-	DCF
	798,030	799,435

Total	1,276,270	1,287,717

DCF: Discounted cash flow

(i)	As of March 31, 2023 and December 31, 2022, there are no liens on investment property.

(b)	The net gain on investment properties as of March 31, 2023 and 2022, consists of the following:

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Income from rental of investment property	15,408	16,962
Loss on valuation of investment property	(11,384)	(30,768)
Total	4,024	(13,806)

(c)	The movement of investment property for the years ended March 31, 2023 and 2022, is as follows:

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Beginning of period balances	1,287,717	1,224,454
Additions	1,705	6,074
Valuation loss	(11,384)	(30,768)
Others	(1,768)	—
Balances as of March 31	1,276,270	1,199,760
Balances as of December 31, 2022		1,287,717

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

		Restated
	31.03.2023	31.12.2022
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	667,347	633,926
Accounts receivable related to derivative financial instruments (b)	239,435	515,800
Operations in process (d)	83,500	112,195
POS Commission accounts receivable	47,289	110,906
Accounts receivable from sale of investments (c)	24,164	37,987
Others	25,684	24,753
	1,087,419	1,435,567
Non-financial instruments
Deferred charges	113,320	92,865
Deffered cost of POS affiliation and registration	99,358	95,265
Payments in advance of Income Tax	31,830	26,759
Realizable assets, received as payment and seized through legal actions	28,548	27,266
Tax credit for General Sales Tax - IGV	24,026	17,623
Investments in associates	17,202	22,728
POS equipment supplies (*)	11,575	18,698
Others	7,008	7,192
	332,867	308,396
Total	1,420,286	1,743,963

(*)	Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

		Restated
	31.03.2023	31.12.2022
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	912,604	873,500
Other accounts payable	726,341	725,522
Dividends payable	517,978	1,461
Third party compensation (**)	231,331	386,136
Accounts payable related to derivative financial instruments (b)	191,260	297,038
Operations in process	160,823	184,584
Lease liabilities	105,816	112,581
Workers’ profit sharing and salaries payable	105,610	154,460
Accounts payable for acquisitions of investments	42,996	53,905
Allowance for indirect loan losses, Note 6(d.2)	34,659	35,495
Accounts payable to reinsurers and coinsurers	6,131	5,648
	3,035,549	2,830,330
Non-financial instruments
Taxes payable	118,858	138,819
Provision for other contingencies	79,528	79,304
Deferred income (***)	47,263	57,001
Registration for use of POS	19,766	17,029
Others	3,649	6,681
	269,064	298,834
Total	3,304,613	3,129,164

(**)

Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***)

Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term (36 months) with affiliated businesses.

(b)	The following table presents, as of March 31, 2023 and December 31, 2022, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the period	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of March 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts	54,705	37,864	5,693,602	—	Between April 2023 and September 2024	-	-
Interest rate swaps	48,118	30,028	2,177,377	—	Between April 2023 and June 2036	-	-
Currency swaps	61,057	96,759	1,969,955	—	Between April 2023 and April 2028	-	-
Options	2,718	2,831	240,618	—	Between April 2023 and September 2024	-	-
	166,598	167,482	10,081,552	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	72,837	—	564,750	10,188	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	4,674	112,860	(476)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	7,272	112,860	(216)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	1,782	75,300	(379)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	1,522	75,300	181	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,568	75,240	(440)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,083	56,430	(53)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,877	37,620	(59)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	-	Corporate bonds	Bonds, notes and obligations outstanding
	72,837	23,778	1,110,360	8,077
	239,435	191,260	11,191,912	8,077

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts	58,201	27,556	6,328,060	—	Between January 2023 and December 2023	-	-
Currency swaps	77,045	141,823	2,672,533	—	Between January 2023 and March 2029	-	-
Interest rate swaps	67,737	38,551	2,424,566	—	Between January 2023 and June 2036	-	-
Cross currency swaps	—	75,489	224,485	—	January 2023	-	-
Options	99	463	80,151	—	Between January 2023 and December 2023	-	-
	203,082	283,882	11,729,795	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	75,280	—	573,000	(33,565)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
	312,718	13,156	2,579,164	(54,140)
	515,800	297,038	14,308,959	(54,140)
(i)	As of March 31, 2023 and December 31, 2022, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2023 and December 31, 2022. During 2023 and 2022, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Assets and Liabilities for insurance and reinsurance contracts

(a)	The composition of these items is presented below:

	31.03.2023			31.12.2022
	Assets	Liabilities	Asset, net	Assets	Liabilities	Asset, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held
Life insurance contracts
Run off	25,123	2,117	23,006	27,283	3,476	23,807
New business	6,567	—	6,567	6,770	—	6,770
Total reinsurance contracts held	31,690	2,117	29,573	34,053	3,476	30,577

	31.03.2023			31.12.2022
	Assets	Liabilities	Liability, net	Assets	Liabilities	Liability, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued
Life insurance contracts
Run off	—	11,448,126	11,448,126	—	10,703,473	10,703,473
New business	1,915	88,546	86,631	—	548,352	548,352
Total insurance contracts issued	1,915	11,536,672	11,534,757	—	11,251,825	11,251,825

(b)	The composition of these items is presented below:

	Liabilities for remaining coverage	Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
			Fulfilment Cash Flows	Risk Adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	(867)	48,513	5,175	157	52,978
Movement of Insurance Service liabilities	(8,067)	(16,098)	769	(51)	(23,447)
Net cash flow and other changes	4,163	(2,813)	(145)	91	1,296
Exchange difference	(250)	—	—	—	(250)
Balance at 31.12.2022	(5,021)	29,602	5,799	197	30,577
Movement of Insurance Service liabilities	(539)	700	(1,243)	230	(852)
Net cash flow and other changes	2,487	(2,629)	—	—	(142)
Exchange difference	21	(20)	(10)	(1)	(10)
Balance at 31.03.2023	(3,052)	27,653	4,546	426	29,573

(c)	Below is the movement of insurance contract liabilities:
	Remaining coverage liabilities		Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
	Excluding loss component	Loss component		Fulfilment Cash Flows	Risk Adjustment
	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	12,063,440	509,792	169,976	43,508	1,242	12,787,958
Movement of Insurance Service liabilities	(2,239,923)	121,050	935,946	76,732	1,551	(1,104,644)
Net cash flow and other changes	837,038	(5,143)	(946,828)	(75,804)	(120)	(190,857)
Exchange difference	(228,563)	(10,309)	(1,273)	(388)	(99)	(240,632)
Balance at 31.12.2022	10,431,992	615,390	157,821	44,048	2,574	11,251,825
Movement of Insurance Service liabilities	117,980	33,807	242,049	25,925	(351)	419,410
Net cash flow and other changes	179,413	—	(235,100)	(24,966)	—	(80,653)
Exchange difference	(53,251)	(2,153)	(298)	(103)	(20)	(55,825)
Balance at 31.03.2023	10,676,134	647,044	164,472	44,904	2,203	11,534,757

10.	Deposits and obligations
(a)	This caption is made up as follows:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Saving deposits	19,451,399	20,911,746
Demand deposits	12,540,265	13,824,824
Time deposits	16,996,329	12,866,602
Compensation for service time (c)	813,542	921,288
Other obligations	15,290	6,248
Total	49,816,825	48,530,708

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)

In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, approximately 13,000 clients withdrew approximately S/109,834,000 during the year 2023 (261,000 clients withdrew approximately S/767,470,000, during the year 2022).

(d)	As of March 31, 2023 and December 31, 2022, approximately S/18,017,864,000 and S/18,368,816,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
11.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	4,844,477	4,481,138
Promotional credit lines	1,927,432	1,863,482
Loans received from foreign entities	635,778	339,446
Loans received from Peruvian entities	419,347	357,770
	7,827,034	7,041,836
Interest and commissions payable	75,491	58,810
	7,902,525	7,100,646
By term -
Short term	2,979,515	2,433,459
Long term	4,923,010	4,667,187
Total	7,902,525	7,100,646

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c.2), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of December 31, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000, which was aimed to the “Reactiva Peru” program. As of March 31, 2023 and December 31, 2022, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/1,356,745,000 and S/1,909,375,000, respectively. See Note 6(a).

12.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.03.2023	31.12.2022
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – second program
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	188,038	190,616
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	—	149,998
						188,038	340,614
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	94,050	95,350
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	75,173	76,213
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	75,240	76,280
						244,463	247,843
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						582,501	738,457
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,122,400	1,137,691
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,560	311,522
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,497,471	1,517,661
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,127,470	1,142,764
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,059,303	1,074,396
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	—	1,849,133
Total international issuances						5,118,204	7,033,167
Total local and international issuances						5,700,705	7,771,624
Interest payable						101,066	134,679
Total						5,801,771	7,906,303

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2023 and December 31, 2022, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, to be paid on May 8, 2023.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

(b)     Treasury stock -

As of March 31, 2023 and December 31, 2022, the Company and some Subsidiaries hold, 29,324 and 30,074 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,287,000 and S/3,363,000, respectively.

On March 31, 2023, the shareholders of IFS approved the creation of a Share Program for an amount of up to US$100,000,000 of IFS common shares, which is expected to continue until terminated by the Board of Directors. The Share Repurchase Program may be carried out simultaneously in the Lima Stock Exchange and the New York Stock Exchange (“NYSE”) in one or several dates, at market prices.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of March 31, 2023 and December 31, 2022, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

14.	Tax situation
(a)

IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities —

of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of March 31, 2023 and 2022, IFS has recorded an expense for S/14,456,000 and S/9,916,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2023 and December 31, 2022, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of March 31, 2023:

- Interbank: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

-	Interseguro: Income Tax returns for the years 2018, 2019, 2021 and 2022, and Value-Added-Tax returns for the years 2018 to 2022.

- Seguros Sura: Income Tax returns for the year 2018, and Value-Added-Tax returns for the year 2018.

- Procesos de Medios de Pago: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

- Izipay: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting

Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

As of March 31, 2023 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/253,000,000 wich includes the tax, fines and interest arrears, of which S/185,000,000 corresponded to interest in suspense and S/68,000,000 corresponded to other minor repairs. As of December 31, 2022, the tax liability amounted to S/290,000,000 and includes taxes, fines and interest arrears.

From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of March 31, 2023 and December 31, 2022.

•

In 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Currently, the procedure has been appealed and it is pending resolution by the Tax Administration.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013., the main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court, this authority confirmed, revoked and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution.

In December 2022, through Resolution of Coactive Collection No. 0110060065138, SUNAT notified Interbank a deadline of 7 working days to pay the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000.

As of March 31, 2023 and December 31, 2022, the tax debt requested for this concept and other minor contingencies amounts to approximately S/62,000,000, which comprises the tax, penalties and moratorium interest. On February 2, 2023, the required payment was made; however, the process continues in the Judiciary.

•

In April  2019, SUNAT notified about the commencement of the definitive audit procedure on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and the Tax Authority has not issued resolutions for this concept.

•

In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of March 31, 2023 and December 31, 2022, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,000,000.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said Resolution, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000, because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified to Interbank the Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. To the date, Interbank is awaiting the Resolution of Compliance.

•

In July  2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of March 31, 2023 and December 31, 2022, the tax debt claimed by SUNAT amounted to S/14,200,000 and S/14,000,000, respectively. As of the date of this report, the process is on appeal, pending resolution.
•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said Resolution, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. To the date, Interbank is awaiting the Resolution of Compliance.

•

In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. On October 28, 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017, without additional amounts to pay.

In November 2022, Interbank filed an appeal recourse against the aforementioned resolutions of determination. The claim appeal is pending resolution by SUNAT.

•

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court declared unfounded the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position of Interbank in the sense that interest in suspense does not constitute taxable income, both in the 2001 Income Tax and in the 2004 Income Tax.

•

In January 2023, Interbank was notified with Resolution of Compliance No. 4070150000145, that rectified and resettled the debt contained in Resolutions of Determination No. 0120030012106 and No. 0120030012107 related to advance payments of the Income Tax for the period 2003, without any amount to pay.

•

In February 2023, Interbank was notified with the Tax Court Resolution No. 00227-2-2023, that declared null the Resolution of Intendence No. 0150150002380, dated May 15, 2020, in relation to the payments of the Income Tax for the period 2004 in the part referred to interest in suspense and related penalties.

•

In March 2023, Interbank was notified with Resolution of Compliance No. 4070150000186, that rectified the tax debt contained in the Resolution of Penalty No. 012-002-0011622, thus reducing said penalty from S/ 68,998,103 to S/ 25,290,180.

•	Likewise, Interbank filed the respective Appeal Recourse against Resolution of Compliance No. 4070150000186, described in the previous paragraph, which is pending resolution by the Tax Court.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of March 31, 2023 and December 31, 2022.

Interseguro:

In December 2022, SUNAT notified Interseguro the beginning of the fiscalization procedure regarding the Income Tax corresponding to the year 2020. As of the date of this report, said inspection is in process.

In the opinion of Interseguro’s Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2023 and December 31, 2022.

Izipay:

As of December 31, 2022 and 2021, Izipay maintains carryforward tax losses amounting to S/81,596,413 and S/82,931,174, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses.

Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of Izipay’s Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2023 and December 31, 2022.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended as of March 31,
	2023	2022
	S/(000)	S/(000)
Current – Expense	122,523	147,199
Deferred – (Income) expense	(18,113)	(52,042)
	104,410	95,157

15.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

		Restated
	31.03.2023	31.03.2022
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,271,221	898,699
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(67,993)	4,368
Interest on investments at fair value through other comprehensive income	310,721	254,854
Interest on due from banks and inter-bank funds	96,680	36,488
Interest on investments at amortized cost	40,723	39,886
Others	6,683	13,823
Total	1,658,035	1,248,118
Interest and similar expenses
Interest and fees on deposits and obligations	(377,533)	(123,217)
Interest on bonds, notes and other obligations	(80,268)	(103,854)
Interest and fees on obligations with financial institutions	(88,034)	(41,456)
Deposit insurance fund fees	(20,127)	(18,863)
Others	(13,905)	(15,766)
Total	(579,867)	(303,156)

16.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	184,438	155,982
Income from services (acquirer and issuer role) (b)	177,841	—
Banking services fees	61,598	49,355
Brokerage and custody services	1,391	1,978
Others	9,973	—

Performance obligations over time:
Funds management	36,997	38,160
Contingent loans fees	17,393	15,581
Collection services	16,775	13,760
Commission for loans rescheduling “Reactiva Peru” program	299	500
Others	9,332	10,492
Total	516,037	285,808
Expenses
Expenses for services (acquirer and issuer role) (b) (*)	(82,341)	—
Credit cards	(49,836)	(36,421)
Commissions Mastercard – Visa (*)	(18,460)	—
Local banks fees	(14,123)	(11,248)
Credit life insurance premiums	(12,313)	(14,434)
Foreign banks fees	(6,190)	(5,719)
Commission for loans rescheduling “Reactiva Peru” program	(460)	(987)
Registry expenses	(275)	(427)
Brokerage and custody services	(181)	(384)
Others	(15,404)	(11,952)
Total	(199,583)	(81,572)
Net	316,454	204,236

(*)	Given that Izipay became a Subsidiary of IFS in April 2022, results as of the first quarter of 2022 are not shown.

(b)

Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month in which Izipay becomes a Subsidiary of IFS.

17.	Other income and (expenses)
(a)	This caption is comprised of the following:

		Restated
	31.03.2023	31.03.2022
	S/(000)	S/(000)
Other income
Profit from sale of property, furniture and equipment (b)	15,300	310
Maintenance, installation and sale of POS equipment	6,448	—
Other technical income from insurance operations	4,733	1,668
Services rendered to third parties	1,850	1,243
Income from ATM rentals	1,398	1,000
Gain from sale of written-off-loans	99	4,308
Others	22,644	28,497
Total other income	52,472	37,026
Other expenses
Commissions from insurance activities	(31,374)	(8,638)
Cost of sale of POS equipment	(4,574)	—
Sundry technical insurance expenses	(3,061)	(2,063)
Provision for sundry risk	(2,754)	(5,793)
Administrative and tax penalties	(1,661)	(1,502)
Expenses related to rental income	(1,312)	(555)
Provision for accounts receivable	(1,166)	(890)
Donations	(1,047)	(1,010)
Others	(21,111)	(15,133)
Total other expenses	(68,060)	(35,584)
(b)	Corresponds to the sale of a property made by Interbank to third parties for US$8,552,000 (approximately equivalent to S/32,667,000), with a net disposal cost of S/17,367,000.

18.	Result from insurance activities, before expenses

(a)   The composition of the category is presented below:

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Insurance Income
Annuities	188,441	189,337
Retail Insurance	65,799	100,499
Individual life	21,298	16,241
Total	275,538	306,077
Insurance Expenses
Annuities	(357,200)	(338,582)
Retail Insurance	(13,381)	1,424
Individual life	3,772	19,118
Total	(366,809)	(318,040)
Results of insurance activities (*)	(91,271)	(11,963)

(*)

Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses. See also financial information for segments in Note 21.

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2022
Balance as of January 1, 2022	115,418	115,418	90	115,418
Balance as of March 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders - restated S/(000)				475,390
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				4.119
Period 2023
Balance as of January 1, 2023	115,418	115,418	90	115,418
Sale of treasury stock	1	1		0
Balance as of March 31, 2023	115,419	115,419		115,418
Net earnings attributable to IFS’s shareholders S/(000)				265,093
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				2.297

20.	Transactions with shareholders, related parties and affiliated entities
(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of March 31, 2023 and December 31, 2022 and for the three-month period ended March 31, 2023 and 2022:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	98	99
Investments at fair value through other comprehensive income	56,140	58,378
Loans, net (b)	1,325,380	1,317,453
Accounts receivable	117,175	117,273
Other assets	15,228	32,043
Liabilities
Deposits and obligations	890,495	1,040,975
Other liabilities	5,412	3,215
Off-balance sheet accounts
Indirect loans (b)	77,889	89,707

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	21,128	15,608
Rental income	6,296	8,536
Valuation of financial derivative instruments	10	55
Administrative expenses	(9,281)	(8,670)
Interest and similar expenses	(8,618)	(2,229)
Others, net	8,804	7,983

(b)	As of March 31, 2023 and December 31, 2022, the detail of loans is the following:

	31.03.2023			31.12.2022
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,101,608	17,844	1,119,452	1,108,276	18,832	1,127,108
Associates	223,772	60,045	283,817	209,177	70,875	280,052
	1,325,380	77,889	1,403,269	1,317,453	89,707	1,407,160

(c)

As of March 31, 2023 and December 31, 2022, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of March 31, 2023 and December 31, 2022, direct loans to employees, directors and executives amounted to S/208,379,000 and S/211,715,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.
(d)	The Group’s key personnel basic remuneration for the three-month period ended March 31, 2023 and 2022, is presented below:

	31.03.2023	31.03.2022
	S/(000)	S/(000)
Salaries	11,383	10,983
Board of Directors’ compensations	926	881
Total	12,309	11,864

(e)	In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.
21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments -

It provides mainly administration services, operation and processing of credit and debit cards. Given into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment are considered thereafter.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the three-month period ended March 31, 2023 and 2022:

	31.03.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,384,594	228,125	43,841	1,708	(233)	1,658,035
Interest and similar expenses	(525,467)	(30,371)	(22,600)	(1,073)	(356)	(579,867)
Net interest and similar income	859,127	197,754	21,241	635	(589)	1,078,168
(Loss) reversal on loans, net of recoveries	(367,683)	—	72	—	—	(367,611)
(Loss) reversal due to impairment of financial investments	174	(13,066)	(280)	—	(5)	(13,177)
Net interest and similar income after impairment loss on loans	491,618	184,688	21,033	635	(594)	697,380
Fee income from financial services, net	206,971	(5,085)	39,569	86,412	(11,413)	316,454
Net gain on foreign exchange transactions	7,405	—	—	—	—	7,405
Net gain (loss) on sale of financial investments	130	(88)	192	—	—	234
Net gain (loss) on financial assets at fair value through profit or loss	82,659	12,760	(14,962)	—	(1,478)	78,979
Net gain (loss) on investment property	—	4,028	—	—	(4)	4,024
Other income	37,108	13,325	555	7,341	(5,857)	52,472
	334,273	24,940	25,354	93,753	(18,752)	459,568
Result from insurance activities, before expenses	—	(91,271)	—	—	—	(91,271)
Salaries and employee benefits	(170,244)	(23,319)	(20,556)	(18,271)	(1,440)	(233,830)
Administrative expenses	(230,319)	(17,005)	(13,268)	(37,749)	(4,061)	(302,402)
Depreciation and amortization	(66,204)	(4,654)	(3,797)	(12,402)	(3,904)	(90,961)
Other expenses	(19,867)	(47,846)	(425)	(5,465)	5,543	(68,060)
	(486,634)	(92,824)	(38,046)	(73,887)	(3,862)	(695,253)
Income (loss) before translation result and Income Tax	339,257	25,533	8,341	20,501	(23,208)	370,424
Exchange difference	(6,577)	5,748	423	(721)	2,027	900
Income Tax	(82,459)	—	(944)	(7,702)	(13,305)	(104,410)
Net profit (loss) for the period	250,221	31,281	7,820	12,078	(34,486)	266,914
Attributable to:
IFS’s shareholders	250,221	31,281	7,820	12,078	(36,307)	265,093
Non-controlling interest	—	—	—	—	1,821	1,821
	250,221	31,281	7,820	12,078	(34,486)	266,914

	31.03.2022 (restated)
	Banking	Insurance	Wealth management	Payments (*)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,009,960	202,627	35,289	—	242	1,248,118
Interest and similar expenses	(261,927)	(30,442)	(9,289)	—	(1,498)	(303,156)
Net interest and similar income	748,033	172,185	26,000	—	(1,256)	944,962
Impairment loss on loans, net of recoveries	(151,694)	—	2,099	—	—	(149,595)
(Loss) recovery due to impairment of financial investments	(51)	5,092	(3,005)	—	(10)	2,026
Net interest and similar income after impairment loss on loans	596,288	177,277	25,094	—	(1,266)	797,393
Fee income from financial services, net	183,153	(2,117)	40,795	—	(17,595)	204,236
Net gain on foreign exchange transactions	113,485	—	—	—	—	113,485
Net loss on sale of financial investments	(1,574)	—	(62)	—	—	(1,636)
Net gain (loss) on financial assets at fair value through profit or loss	(35,599)	(4,827)	(23,735)	—	33,069	(31,092)
Net loss on investment property	—	(13,783)	—	—	(23)	(13,806)
Other income	34,785	1,957	(474)	—	758	37,026
	294,250	(18,770)	16,524	—	16,209	308,213
Result from insurance activities, before expenses	—	(11,963)	—	—	—	(11,963)
Salaries and employee benefits	(162,790)	(27,246)	(20,869)	—	(1,330)	(212,235)
Administrative expenses	(210,497)	(19,271)	(11,132)	—	(9,011)	(249,911)
Depreciation and amortization	(61,085)	(6,108)	(3,668)	—	1,406	(69,455)
Other expenses	(20,113)	(32,664)	(234)	—	17,427	(35,584)
	(454,485)	(85,289)	(35,903)	—	8,492	(567,185)
Income before translation result and Income Tax	436,053	61,255	5,715	—	23,435	526,458
Exchange difference	(28,401)	51,936	(3,102)	—	26,111	46,544
Income Tax	(85,222)	—	378	—	(10,313)	(95,157)
Net profit for the period	322,430	113,191	2,991	—	39,233	477,845
Attributable to:
IFS’s shareholders	322,430	113,191	2,991	—	36,778	475,390
Non-controlling interest	—	—	—	—	2,455	2,455
	322,430	113,191	2,991	—	39,233	477,845

(*)	Given that Izipay became a Subsidiary of IFS in April 2022, results as of the first quarter of 2022 are not shown.

	31.03.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	65,824	2,623	2,451	27,435	38	98,371
Total assets	67,709,181	14,422,147	4,692,652	703,022	489,236	88,016,238
Total liabilities	60,477,502	14,144,180	3,799,476	474,626	(16,074)	78,879,710

	31.12.2022 (Restated)
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,130,205	5,102,598	902,610	365,923	87,478,613
Total liabilities	59,498,433	13,789,726	4,208,369	686,292	(106,454)	78,076,366

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the quarter ended March 31, 2023, is S/2,533,943,000 in Peru and S/58,781,000 in Panama (for the quarter ended March 31, 2022, was S/1,824,612,000 in Peru and S/37,796,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2023 is S/83,451,489,000 in Peru and S/4,564,749,000 in Panama (for the year ended December 31, 2022, was S/82,503,996,000 in Peru and S/4,974,617,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2023 and December 31, 2022, are presented below:

	As of March 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,335,630	12,335,630
Inter-bank funds	—	—	—	112,875	112,875
Financial investments	1,693,815	18,916,359	514,550	3,322,479	24,447,203
Loans, net	—	—	—	45,738,601	45,738,601
Due from customers on acceptances	—	—	—	55,424	55,424
Other accounts receivable and other assets, net	239,435	—	—	847,984	1,087,419
Insurance and reinsurance contract assets	—	—	—	29,573	29,573
	1,933,250	18,916,359	514,550	62,442,566	83,806,725
Financial liabilities
Deposits and obligations	—	—	—	49,816,825	49,816,825
Inter-bank funds	—	—	—	381,879	381,879
Due to banks and correspondents	—	—	—	7,902,525	7,902,525
Bonds, notes and other obligations	—	—	—	5,801,771	5,801,771
Due from customers on acceptances	—	—	—	55,424	55,424
Insurance contract liabilities	—	—	—	11,534,757	11,534,757
Other accounts payable, provisions and other liabilities	191,260	—	—	2,844,289	3,035,549
	191,260	—	—	78,337,470	78,528,730

	As of December 31, 2022 (restated)
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	919,767	1,435,567
Insurance and reinsurance contract assets	—	—	—	30,577	30,577
	2,448,793	17,038,942	512,884	63,291,460	83,292,079
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	11,251,825	11,251,825
Other accounts payable, provisions and other liabilities	297,038	—	—	2,533,292	2,830,330
	297,038	—	—	77,398,595	77,695,633

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2022 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2023 and December 31, 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2023
Derivatives, Note 8(b)	239,435	—	239,435	(75,841)	(40,479)	123,115
Total	239,435	—	239,435	(75,841)	(40,479)	123,115
As of December 31, 2022
Derivatives, Note 8(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2023 and December 31, 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2023
Derivatives, Note 8(b)	191,260	—	191,260	(75,841)	(38,692)	76,727
Total	191,260	—	191,260	(75,841)	(38,692)	76,727
As of December 31, 2022
Derivatives, Note 8(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2023, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.758 per US$1 bid and S/3.765 per US$1 ask (S/3.808 and S/3.820 as of December 31, 2022, respectively). As of March 31, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.762 per US$1 (S/3.814 as of December 31, 2022).

The table below presents the detail of the Group’s position:

	As of March 31, 2023				As of December 31, 2022 (restated)
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,233,828	2,567,769	534,033	12,335,630	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	112,875	—	—	112,875	—	296,119	—	296,119
Financial investments	6,912,807	17,493,936	40,460	24,447,203	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,099,179	32,639,422	—	45,738,601	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	55,424	—	—	55,424	45,809	—	—	45,809
Other accounts receivable and other assets, net	273,836	812,613	970	1,087,419	303,720	1,131,459	388	1,435,567
	29,687,949	53,513,740	575,463	83,777,152	30,922,305	51,712,926	626,271	83,261,502
Liabilities
Deposits and obligations	19,604,691	29,732,696	479,438	49,816,825	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	381,879	—	381,879	—	30,012	—	30,012
Due to banks and correspondents	1,071,128	6,831,397	—	7,902,525	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	5,301,995	499,776	—	5,801,771	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	55,424	—	—	55,424	45,809	—	—	45,809
Insurance contract liabilities	4,133,487	7,401,270	—	11,534,757	4,202,094	7,049,731	—	11,251,825
Other accounts payable, provisions and other liabilities	1,697,317	1,333,794	4,438	3,035,549	1,229,952	1,599,519	859	2,830,330
	31,864,042	46,180,812	483,876	78,528,730	32,567,959	44,626,864	500,810	77,695,633
Forwards position, net	(400,796)	462,363	(61,567)	—	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	1,025,286	(1,025,286)	—	—	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	1,035,120	(1,035,120)	—	—	2,354,679	(2,354,679)	—	—
Options position, net	237	(237)	—	—	(172)	172	—	—
Monetary position, net	(516,246)	5,734,648	30,020	5,248,422	100,132	5,421,843	43,894	5,565,869

As of March 31, 2023, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$611,839,000, equivalent to S/2,301,738,000 (US$614,405,000, equivalent to S/2,343,341,000 as of December 31, 2022).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2023				As of December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	453,755	313,258	926,802	1,693,815	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	10,620,023	8,064,140	—	18,684,163	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	399,909	77,021	37,620	514,550	464,556	10,188	38,140	512,884
Derivatives receivable	—	239,435	—	239,435	—	515,800	—	515,800
	11,473,687	8,693,854	964,422	21,131,963	10,839,722	7,860,637	977,835	19,678,194
Accrued interest				232,196				322,425
Total financial assets				21,364,159				20,000,619
Financial liabilities
Derivatives payable	—	191,260	—	191,260	—	297,038	—	297,038

(*)	As of March 31, 2023 and December 31, 2022, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2023 and 2022, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Initial balance as of January 1	977,835	1,133,763
Purchases	29,813	180,344
Sales	(9,721)	(280,297)
Loss recognized on the consolidated statement of income	(33,505)	(55,975)
Ending balance	964,422	977,835

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2023					As of December 31, 2022 (restated)
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	12,335,630	—	12,335,630	12,335,630	—	13,193,411	—	13,193,411	13,193,411
Inter-bank funds	—	112,875	—	112,875	112,875	—	296,119	—	296,119	296,119
Investments at amortized cost	2,956,814	75,202	—	3,032,016	3,322,478	2,949,507	—	—	2,949,507	3,302,779
Loans, net	—	43,324,086	—	43,324,086	45,738,601	—	42,932,260	—	42,932,260	45,502,998
Due from customers on acceptances	—	55,424	—	55,424	55,424	—	45,809	—	45,809	45,809
Other accounts receivable and other assets, net	—	847,984	—	847,984	847,984	—	919,767	—	919,767	919,767
Total	2,956,814	56,751,201	—	59,708,015	62,412,992	2,949,507	57,387,366	—	60,336,873	63,260,883
Liabilities
Deposits and obligations	—	49,750,720	—	49,750,720	49,816,825	—	48,464,095	—	48,464,095	48,530,708
Inter-bank funds	—	381,879	—	381,879	381,879	—	30,012	—	30,012	30,012
Due to banks and correspondents	—	7,831,430	—	7,831,430	7,902,525	—	6,859,664	—	6,859,664	7,100,646
Bonds, notes and other obligations	4,504,966	830,293	—	5,335,259	5,801,771	6,447,282	990,545	—	7,437,827	7,906,303
Due from customers on acceptances	—	55,424	—	55,424	55,424	—	45,809	—	45,809	45,809
Insurance contract liabilities	—	11,534,757	—	11,534,757	11,534,757	—	11,251,825	—	11,251,825	11,251,825
Other accounts payable and other liabilities	—	2,844,289	—	2,844,289	2,844,289	—	2,533,292	—	2,533,292	2,533,292
Total	4,504,966	73,228,792	—	77,733,758	78,337,470	6,447,282	70,175,242	—	76,622,524	77,398,595

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2023 and December 31, 2022, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of March 31, 2023 and December 31, 2022, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2023	31.12.2022
	S/(000)	S/(000)
Investment funds	17,121,067	16,821,566
Mutual funds	4,673,982	4,495,832
Total	21,795,049	21,317,398